FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-14930

HSBC Holdings plc

40th Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

This Report on Form 6-K with respect to our quarterly results for the three-month period ended March 31, 2022 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (333-253632).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form
6-K.

26 April 2022
HSBC HOLDINGS PLC
1Q22 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
“I’m encouraged by our start to the year. Our strategy is on track, with organic growth and good momentum across most parts of the Group. While profits were down on last year’s first quarter due to market impacts on Wealth revenue and a more normalised level of ECL, higher lending across all businesses and regions, and good business growth in personal banking, insurance and trade finance bode well for future quarters. We have further reduced costs while maintaining high levels of technology investment, and remain on track to achieve our cost and RWA reduction targets for 2022. Although the economic outlook remains uncertain, the continued upward path of interest rates since our full year results has further strengthened our confidence in delivering a double-digit return on average tangible equity in 2023.
The Russia-Ukraine war continues to have devastating consequences both within Ukraine and beyond. Our thoughts are with the many thousands who have lost their lives, their families and the many more whose lives will never be the same. We are supporting our colleagues in the region while implementing the sanctions put in place by the UK and other governments. HSBC Russia is not accepting new business or customers and is consequently on a declining trend. The vast majority of our business in Russia serves multinational corporate clients headquartered in other countries, and as a global bank, HSBC has a responsibility to help them manage these challenging circumstances."
Financial performance (vs. 1Q21)
•Reported profit after tax down $1.1bn to $3.4bn and reported profit before tax down $1.6bn to $4.2bn. The decrease reflected a net charge for expected credit losses and other credit impairment charges (‘ECL’) in 1Q22, compared with a net release in 1Q21, as well as lower revenue. Adjusted profit before tax down $1.6bn to $4.7bn.
•All regions continued to be profitable. In 1Q22, our Asia operations contributed $2.8bn to Group reported profit before tax, and HSBC UK contributed $1.2bn.
•Reported revenue down 4% to $12.5bn, primarily in Wealth and Personal Banking (‘WPB’), reflecting unfavourable market impacts in life insurance manufacturing and lower investment distribution revenue in Hong Kong, as well as lower Global Debt Markets and Principal Investments revenue in Global Banking and Markets (‘GBM‘). Net interest income increased in all global businesses from balance sheet growth and interest rate rises. Adjusted revenue down 3% to $12.5bn.
•Net interest margin (‘NIM’) of 1.26% increased by 5 basis points (‘bps‘) compared with 1Q21, and by 7bps compared with 4Q21.
•Reported ECL were a charge of $0.6bn, compared with a release of $0.4bn in 1Q21. Increased ECL primarily reflected the direct and broader economic impacts of the Russia-Ukraine war and inflationary pressures on the forward economic outlook, although were in part mitigated by the release of substantially all of the remaining Covid-19 reserves. Stage 3 charges of $0.4bn remain low relative to historical experience.
•Reported operating expenses down 3%, and adjusted operating expenses down 2%, as continued growth in technology investment and the effects of higher inflation were more than offset by the impact of our cost-saving initiatives and a lower performance-related pay accrual due to the expected phasing of our profits for the year.
•Customer lending balances up $9bn in the quarter on a reported basis and $21bn on an adjusted basis, reflecting growth in mortgage balances of $5.8bn, as well as term and trade lending, notably in Commercial Banking (‘CMB‘).
•Common equity tier 1 (‘CET1’) capital ratio of 14.1%, down 1.7 percentage points from 4Q21, as a result of an $11.2bn reduction in CET1 capital and a $24.0bn increase in risk-weighted assets (‘RWAs‘). The reduction was driven by a 0.8 percentage point impact from regulatory changes that took effect in 1Q22, and a 0.4 percentage point impact from a $3.1bn valuation loss in equity from financial instruments as yield curves steepened. These instruments are held as economic hedges of net interest income. The reduction also included the share buy-back of up to $1bn announced at our full year 2021 results.
•The share buy-back of up to $2bn announced at our third quarter 2021 results concluded on 20 April 2022, resulting in $2.0bn being purchased and cancelled. We intend to initiate the further share buy-back of up to $1bn, announced at our full year 2021 results, after our annual general meeting on 29 April 2022.
Outlook
•The revenue outlook remains positive, with growth in net interest income expected to continue as implied market consensus policy rate movements have improved since our full year 2021 results. This is expected to be supported by mid-single-digit percentage lending growth for 2022. While Covid-19-related restrictions in Hong Kong resulted in a comparatively muted 1Q22 for our Wealth business, we expect a recovery when restrictions are lifted. We continue to expect mid-single-digit percentage revenue growth in 2022.
•The Russia-Ukraine war has exacerbated inflationary pressures, and increased uncertainty on the forward economic outlook, contributing to higher ECL charges for 1Q22. We are monitoring developments closely, although we continue to expect ECL charges to normalise towards 30bps of average loans in 2022, based on current consensus economic forecasts and default experience.
•We are on track to deliver 2022 adjusted operating expenses in line with 2021, despite inflationary pressures, and we expect over $2bn of cost savings to be delivered during 2022 with associated costs to achieve spend of $3.4bn. We continue to target 2023 cost growth at 0% to 2%, compared with 2022 on an IFRS 4 basis.
•With an improved revenue outlook, including the potential upside on our net interest income since our full year 2021 results, we continue to expect a return on average tangible equity (‘RoTE‘) of at least 10% in 2023.
•Our CET1 position fell from 15.8% at 31 December 2021 to 14.1% at 31 March 2022. With profit generation and continued RWA actions, we aim to manage within our target CET1 range of 14% to 14.5% in the medium term. However, we note that volatility in equity from financial instruments held as economic hedges of net interest income may result in our CET1 position temporarily falling below our target range during 2022, making further buy-backs in 2022 unlikely at this stage. The planned disposal of our French retail operations is expected to adversely impact CET1 by approximately 35bps in the second half of 2022.

HSBC Holdings plc Earnings Release 1Q22	1

Earnings Release – 1Q22

Key financial metrics

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
Reported results
Reported revenue ($m)	12,464	11,989	12,986
Reported profit before tax ($m)	4,166	2,664	5,779
Reported profit after tax ($m)	3,443	2,029	4,568
Profit attributable to the ordinary shareholders of the parent company ($m)	2,803	1,788	3,880
Cost efficiency ratio (%)	66.7	79.6	65.7
Net interest margin (%)	1.26	1.19	1.21
Basic earnings per share ($)	0.14	0.09	0.19
Diluted earnings per share ($)	0.14	0.09	0.19
Alternative performance measures
Adjusted revenue ($m)	12,549	12,020	12,962
Adjusted profit before tax ($m)	4,706	3,945	6,280
Adjusted cost efficiency ratio (%)	62.6	69.0	61.7
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)	0.25	0.17	(0.17)
Return on average ordinary shareholders’ equity (annualised) (%)	6.5	4.0	9.0
Return on average tangible equity (annualised) (%)[1]	6.8	6.0	10.2

	At
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
Balance sheet
Total assets ($m)	3,021,512	2,957,939	2,958,629
Net loans and advances to customers ($m)	1,055,307	1,045,814	1,040,207
Customer accounts ($m)	1,709,685	1,710,574	1,650,019
Average interest-earning assets, year to date ($m)	2,259,198	2,209,513	2,178,918
Loans and advances to customers as % of customer accounts (%)	61.7	61.1	63.0
Total shareholders’ equity ($m)	196,293	198,250	199,210
Tangible ordinary shareholders’ equity ($m)	155,833	158,193	157,357
Net asset value per ordinary share at period end ($)	8.71	8.76	8.64
Tangible net asset value per ordinary share at period end ($)	7.80	7.88	7.78
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[2]	14.1	15.8	15.9
Risk-weighted assets ($m)[2]	862,318	838,263	846,835
Total capital ratio (%)[2]	19.2	21.2	21.6
Leverage ratio (%)[2]	5.7	5.2	5.4
High-quality liquid assets (liquidity value) ($bn)	695	717	695
Liquidity coverage ratio (%)	134	138	143
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,968	20,073	20,226
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	20,134	20,189	20,335
Average basic number of $0.50 ordinary shares outstanding (millions)	20,024	20,197	20,191

For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 30. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 27.
1    Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
2    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 26. The leverage ratio is calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements, in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and subsequently amended under UK law.

2	HSBC Holdings plc Earnings Release 1Q22

Contents
	Page		Page
Highlights	1	Risk	16
– Key financial metrics	2	– Approach to risk management	16
– Business highlights	3	– Geopolitical and macroeconomic risks	16
Cautionary statement regarding forward-looking statements	3	– Risks related to Covid-19	17
Financial summary	5	– Climate risk	17
– Adjusted performance	5	– Ibor transition	17
– Summary consolidated income statement	6	– Credit risk	18
– Distribution of results by global business and geographical region	6	– Capital risk	25
– Income statement commentary	7	Alternative performance measures	27
– Summary consolidated balance sheet	11	Additional information	37
– Balance sheet commentary	11	– Dividend on preference shares	37
– Global businesses	12	– Investor relations/media relations contacts	37
Notes	15	– Terms and abbreviations	38
Dividends	15
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
About HSBC
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $3,022bn at 31 March 2022, HSBC is one of the world’s largest banking and financial services organisations.

Business highlights
HSBC‘s purpose is ‘Opening up a world of opportunity‘. Our strategy, announced in February 2021, aims to deliver against our purpose and our ambition of being the preferred international financial partner for our clients. It has four key pillars:
•focus on our strengths – investing in the areas where we see significant opportunities for growth;
•digitise at scale – increasing our investment in technology to improve how we serve customers and increase efficiency;
•energise for growth – by building a strong culture, introducing simpler ways of working, and by equipping staff with the future skills they need; and
•transition to net zero – becoming a net zero bank and helping our customers capture the opportunities presented by the transition to a net zero future.
In 1Q22, in line with our focus on investment and growth in areas of strength, we completed the acquisition of AXA Singapore, which forms part of our effort to expand our wealth capabilities in Asia. As part of our strategic actions to reposition the Group, we completed the exit from mass market retail banking in the US. In addition, we announced the planned sale of our branch operations in Greece as part of the ongoing restructuring of our business in continental Europe, which we expect to classify as held for sale in 2Q22.
We expect to classify our France retail operations as held for sale during the second half of 2022, which will result in the recognition of a pre-tax loss, excluding transaction costs, of approximately $2.7bn.
We are making progress on our net zero ambitions. On 16 March 2022, we announced further details on how we intend to help deliver on our climate strategy and targets. We intend to publish a climate transition plan in 2023. Our climate transition plan will explain for the first time, in one place, how we will implement our net zero ambition and the changes underway across the Group. This plan will bring together our climate strategy and science-based targets for 2030 and 2050 with our approach to embed these into our strategy, processes, policies and governance. We will report annually on progress against the plan in our Annual Report and Accounts. Secondly, we are committing to a science-aligned phase-down of fossil fuel financing, in line with what is required to seek to limit the rise in global temperatures to 1.5°C. Thirdly, we will review and update our wider financing and investment policies, examining the policies critical to achieving net zero by 2050 and consulting with leading independent scientific, international and other bodies.
The delivery of our financial targets remains on track. We continue to make progress with our cost-reduction programme. Cumulatively, since the start of the programme in 2020, we have delivered savings of $3.9bn, with costs to achieve of $4.1bn. We remain on track to deliver 2022 adjusted operating expenses in line with 2021.
At 31 March 2022, we delivered cumulative gross RWA reductions of $112bn, exceeding our full year RWA reduction target. We now aim to achieve gross RWA reductions of $120bn or more by the end of 2022.

Cautionary statement regarding forward-looking statements
This Earnings Release 1Q22 contains certain forward-looking statements with respect to HSBC’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-

HSBC Holdings plc Earnings Release 1Q22	3

Earnings Release – 1Q22
looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•changes in general economic conditions in the markets in which we operate, such as new recessions, inflationary pressures and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 pandemic and the Russia-Ukraine war); the Covid-19 pandemic, which may continue to have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and volatile interest rates in markets where we operate, as well as, more generally, the potential for material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 pandemic and the Russia-Ukraine war); potential changes in HSBC’s dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war and the related imposition of sanctions, diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may affect the Group by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC's actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the development of near risk-free benchmark rates, as well as the transition of legacy Ibor contracts to near risk-free benchmark rates, which exposes HSBC to material execution risks, and increases some financial and non-financial risks; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU following the UK’s withdrawal from the EU, which may continue to be characterised by uncertainty, particularly with respect to the regulation of financial services, despite the signing of the Trade and Cooperation Agreement between the UK and the EU; passage of the Hong Kong national security law and restrictions on telecommunications, as well as the US Hong Kong Autonomy Act, which have caused tensions between China, the US and the UK; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including with respect to the commitments set forth in our thermal coal phase-out policy and our targets to reduce our on-balance sheet financed emissions in the oil and gas and power and utilities sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, including the implementation of IFRS 17 ‘Insurance Contracts’, which may have a material impact on the way we prepare our financial statements and (with respect to IFRS 17) may negatively affect the profitability of HSBC’s insurance business; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and climate-related products consistent with the evolving expectations of our regulators, and our capacity to measure the climate impact from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our climate ambition, our targets to reduce financed emissions in our oil and gas and power and utilities portfolio and the commitments set forth in our thermal coal phase-out policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risks’ on pages 16 to 17 of this Earnings Release 1Q22.

4	HSBC Holdings plc Earnings Release 1Q22

Financial summary

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and understand better the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 1Q22 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statements for 4Q21 and 1Q21 at the average rate of exchange for 1Q22; and
•the closing prior period balance sheets at the prevailing rates of exchange at 31 March 2022.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to improve the understanding of the underlying trends in the business.
The tables on pages 31 to 36 detail the effects of significant items on each of our global business segments and geographical regions during 1Q22, 4Q21 and 1Q21.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and geographical region. Our global businesses – Wealth and Personal Banking, Commercial Banking and Global Banking and Markets – along with the Corporate Centre are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.
A reconciliation of the Group’s adjusted results to the Group’s reported results is presented on page 30. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 31 to 33 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.

HSBC Holdings plc Earnings Release 1Q22	5

Earnings Release – 1Q22

Summary consolidated income statement

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Net interest income	6,997	6,781	6,514
Net fee income	3,126	3,101	3,463
Net income from financial instruments held for trading or managed on a fair value basis	2,320	1,835	2,409
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(1,245)	1,228	1,164
Changes in fair value of designated debt and related derivatives[1]	(78)	(35)	(113)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	71	112	257
Gains less losses from financial investments	43	14	307
Net insurance premium income	3,612	2,488	2,877
Other operating income	365	163	(73)
Total operating income	15,211	15,687	16,805
Net insurance claims and benefits paid and movement in liabilities to policyholders	(2,747)	(3,698)	(3,819)
Net operating income before change in expected credit losses and other credit impairment charges[2]	12,464	11,989	12,986
Change in expected credit losses and other credit impairment charges	(642)	(450)	435
Net operating income	11,822	11,539	13,421
Total operating expenses excluding impairment of goodwill and other intangible assets	(8,307)	(8,933)	(8,527)
Impairment of goodwill and other intangible assets	(5)	(611)	—
Operating profit	3,510	1,995	4,894
Share of profit/(loss) in associates and joint ventures	656	669	885
Profit before tax	4,166	2,664	5,779
Tax expense	(723)	(635)	(1,211)
Profit after tax	3,443	2,029	4,568
Attributable to:
– ordinary shareholders of the parent company	2,803	1,788	3,880
– preference shareholders of the parent company	—	—	7
– other equity holders	488	142	454
– non-controlling interests	152	99	227
Profit after tax	3,443	2,029	4,568
	$	$	$
Basic earnings per share	0.14	0.09	0.19
Diluted earnings per share	0.14	0.09	0.19
Dividend per ordinary share (paid in the period)	—	—	—
	%	%	%
Return on average ordinary shareholders’ equity (annualised)	6.5	4.0	9.0
Return on average tangible equity (annualised)	6.8	6.0	10.2
Cost efficiency ratio	66.7	79.6	65.7
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Distribution of results by global business and geographical region

Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Adjusted revenue[1]
Wealth and Personal Banking	5,231	5,267	5,566
Commercial Banking	3,533	3,365	3,249
Global Banking and Markets	4,012	3,492	4,176
Corporate Centre	(227)	(104)	(29)
Total	12,549	12,020	12,962
Adjusted profit before tax
Wealth and Personal Banking	1,123	1,279	1,880
Commercial Banking	1,821	1,380	1,760
Global Banking and Markets	1,233	601	1,898
Corporate Centre	529	685	742
Total	4,706	3,945	6,280
1    Adjusted net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences and significant items, also referred to as adjusted revenue.

6	HSBC Holdings plc Earnings Release 1Q22

Distribution of results by geographical region
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Reported profit/(loss) before tax
Europe	253	669	997
Asia	2,804	2,010	3,758
Middle East and North Africa	385	322	337
North America	553	211	484
Latin America	171	(548)	203
Total	4,166	2,664	5,779
Adjusted profit/(loss) before tax
Europe	746	1,030	1,448
Asia	2,857	2,138	3,770
Middle East and North Africa	396	328	327
North America	515	376	522
Latin America	192	73	213
Total	4,706	3,945	6,280

Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 31 to 36 reconcile reported to adjusted results for each of our global business segments and geographical regions.

Income statement commentary
Group
1Q22 compared with 1Q21 – reported results

Movement in reported profit before tax compared with 1Q21
	Quarter ended
	31 Mar	31 Mar	Variance
	2022	2021	1Q22 vs. 1Q21
	$m	$m	$m	%
Revenue	12,464	12,986	(522)	(4)
ECL	(642)	435	(1,077)	>(100)
Operating expenses	(8,312)	(8,527)	215	3
Share of profit/(loss) from associates and JVs	656	885	(229)	(26)
Profit before tax	4,166	5,779	(1,613)	(28)
Tax expense	(723)	(1,211)	488	40
Profit after tax	3,443	4,568	(1,125)	(25)

Reported profit
Reported profit after tax of $3.4bn was $1.1bn or 25% lower than in 1Q21.
Reported profit before tax of $4.2bn was $1.6bn or 28% lower, primarily from reported net ECL charges in 1Q22 notably due to the impact of the Russia-Ukraine war and higher inflation, compared with net ECL releases in 1Q21. Reported revenue fell, primarily in Wealth, although this was in part mitigated by the positive impact of rising interest rates. Our reported share of profit from associates and joint ventures also decreased.
The fall in reported profit before tax was mainly in WPB and GBM, reflecting higher ECL and lower revenue due to adverse market conditions.
IFRS 17 ‘Insurance Contracts’ sets the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. IFRS 17 is effective from 1 January 2023 and could have a significant adverse impact on the profitability of our insurance business. For further details on the impact of IFRS 17 on the results of our insurance operations, see page 346 of our Form 20-F for the year ended 31 December 2021.
Reported revenue
Reported revenue of $12.5bn was $0.5bn or 4% lower, and included adverse fair value movements of certain volatile items:
•In WPB, adverse market impacts in life insurance manufacturing of $275m primarily reflected weaker performances in equity markets, compared with a favourable movement of $76m in 1Q21.
•In GBM, there were adverse credit and funding valuation adjustments of $32m, compared with a favourable movement of $33m in 1Q21.
Investment distribution revenue fell in WPB, as muted customer sentiment led to lower activity in equity markets, which compared with a strong 1Q21, and as Covid-19-related restrictions in Hong Kong resulted in the temporary closure of parts of our branch network. In GBM, Global Debt Markets revenue fell and a reduction in Principal Investments revenue was driven by lower revaluation gains relative to 1Q21.
These reductions were partly offset by higher net interest income from balance sheet growth and the impact of interest rate rises, mainly in Global Liquidity and Cash Management (‘GLCM‘) in CMB and GBM, and Personal Banking in WPB. Global Foreign Exchange in GBM revenue benefited from a strong trading performance, while revenue performance in Global Trade and Receivables Finance (‘GTRF‘) also remained strong, notably in CMB, as we grew balances during the quarter.

HSBC Holdings plc Earnings Release 1Q22	7

Earnings Release – 1Q22
Significant items in the period included lower adverse fair value movements on financial instruments of $0.1bn and reduced restructuring and other related costs of $0.1bn due to a disposal gain. Foreign currency translation differences resulted in an adverse movement of $0.3bn.
Reported ECL
Reported ECL were a net charge of $0.6bn, compared with a net release of $0.4bn in 1Q21, and included stage 3 charges of $0.4bn, which remain low relative to historical experience. The economic risks impacting ECL allowances evolved during the period, with Covid-19 risks abating in most regions, but downside risks rising from the broader impacts of the Russia-Ukraine war and higher inflation. Overall our stage 1 and stage 2 coverage remained broadly unchanged compared with 31 December 2021, and included an additional judgemental management adjustment of $250m to reflect heightened economic uncertainty from the combined effects of inflationary risks, the second-order impacts of the Russia-Ukraine war, tighter Covid-19-related restrictions in Asia and potential sovereign downgrades. Additional allowances were also recognised relating to direct Russia exposures and the commercial real estate sector in mainland China. This compared with a net release in 1Q21 relating to Covid-19-related allowances previously built up in 2020.
Reported operating expenses
Reported operating expenses of $8.3bn were $0.2bn or 3% lower than 1Q21, and included the impact of our cost-saving initiatives of $0.6bn and a lower performance-related pay accrual, which reflected the expected phasing of our profits for the year. These reductions more than offset increases from our continued investment in technology of $0.2bn, including investments in our digital capabilities, and inflationary impacts.
Restructuring and other related costs increased by $0.1bn, while foreign currency translation differences resulted in a favourable impact of $0.2bn.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.7bn was $0.2bn or 26% lower than in 1Q21, primarily as 1Q21 included a higher share of profit from Business Growth Fund (‘BGF‘) due to the recovery in asset valuations.
Tax expense
The effective tax rate for 1Q22 of 17.4% was lower than the 21.0% for 1Q21. The effective tax rate for 1Q22 was decreased by the remeasurement of deferred tax balances following the substantive enactment of legislation to reduce the rate of the UK banking surcharge from 8% to 3% from 1 April 2023.
Group
1Q22 compared with 1Q21 – adjusted results

Movement in adjusted profit before tax compared with 1Q21
	Quarter ended
	31 Mar	31 Mar	Variance
	2022	2021	1Q22 vs. 1Q21
	$m	$m	$m	%
Revenue	12,549	12,962	(413)	(3)
ECL	(642)	420	(1,062)	>(100)
Operating expenses	(7,857)	(7,998)	141	2
Share of profit from associates and JVs	656	896	(240)	(27)
Profit before tax	4,706	6,280	(1,574)	(25)

Adjusted profit
Adjusted profit before tax of $4.7bn was $1.6bn or 25% lower than in 1Q21, from net ECL charges in 1Q22, notably due to the impact of the Russia-Ukraine war and higher inflation, compared with net ECL releases in 1Q21. Adjusted revenue fell, primarily in Wealth, in part mitigated by the impact of rising interest rates. Our share of profit from associates and joint ventures also decreased.
Adjusted revenue
Adjusted revenue of $12.5bn was $0.4bn or 3% lower than in 1Q21. The reduction included net adverse movements in market impacts in life insurance manufacturing in WPB of $342m, reflecting weaker performances in equity markets. Investment distribution revenue in WPB fell as muted customer sentiment led to lower activity in equity markets, which compared with a strong 1Q21, and as Covid-19-related restrictions in Hong Kong resulted in the temporary closure of parts of our branch network. In GBM, Global Debt Markets revenue fell and a reduction in Principal Investments revenue was driven by lower revaluation gains relative to 1Q21.
These reductions were partly offset by higher net interest income from balance sheet growth and the positive impact of interest rate rises, mainly in GLCM in CMB and GBM, and in Personal Banking in WPB. Global Foreign Exchange in GBM revenue benefited from a strong trading performance, while revenue performance in GTRF also remained strong, notably in CMB, as we grew balances during the quarter.
Revenue relating to Markets Treasury fell by $0.3bn due to lower disposal gains. This revenue is allocated to our global businesses.
Adjusted ECL
Adjusted ECL, which removes the period-on-period effects of foreign currency translation differences, were a net charge of $0.6bn, compared with a net release of $0.4bn in 1Q21. The economic risks impacting ECL allowances evolved during the period, with Covid-19 risks abating in most regions, but downside risks rising from the broader impacts of the Russia-Ukraine war and higher inflation. Overall our stage 1 and stage 2 coverage remained broadly unchanged compared with 31 December 2021, and included an additional judgemental management adjustment of $250m to reflect heightened economic uncertainty from the combined effects of inflationary risks, the second-order impacts of the Russia-Ukraine war, tighter Covid-19-related restrictions in Asia and potential sovereign downgrades. Additional allowances were also recognised relating to direct Russia exposures and the commercial real estate sector in mainland China. This compared with the net release in 1Q21 of Covid-19-related allowances previously built up in 2020.

8	HSBC Holdings plc Earnings Release 1Q22

Adjusted operating expenses
Adjusted operating expenses of $7.9bn were $0.1bn or 2% lower, and included the impact of our cost-saving initiatives of $0.6bn and a lower performance-related pay accrual reflecting the expected phasing of our profits for the year. These reductions more than offset increases from our continued investment in technology of $0.2bn, including investments in our digital capabilities, and inflationary impacts.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $0.7bn decreased by $0.2bn or 27%, primarily as 1Q21 included a higher share of profit from BGF due to the recovery in asset valuations.
Group
1Q22 compared with 4Q21 – reported results

Movement in reported profit before tax compared with 4Q21
	Quarter ended
	31 Mar	31 Dec	Variance
	2022	2021	1Q22 vs. 4Q21
	$m	$m	$m	%
Revenue	12,464	11,989	475	4
ECL	(642)	(450)	(192)	(43)
Operating expenses	(8,312)	(9,544)	1,232	13
Share of profit from associates and JVs	656	669	(13)	(2)
Profit before tax	4,166	2,664	1,502	56
Tax expense	(723)	(635)	(88)	(14)
Profit after tax	3,443	2,029	1,414	70
Reported profit
Reported profit after tax of $3.4bn was $1.4bn or 70% higher than in 4Q21.
Reported profit before tax of $4.2bn was $1.5bn or 56% higher than in 4Q21. The increase was due to higher reported revenue, primarily in GBM‘s Markets and Securities Services (‘MSS‘) business, and lower reported operating expenses, including the non-recurrence of a $0.6bn impairment of goodwill related to our WPB business in Latin America. Reported ECL charges rose.
Reported profit before tax increased in all our global businesses, although it fell in Corporate Centre.
Reported revenue
Reported revenue of $12.5bn was $0.5bn or 4% higher than in 4Q21. This primarily reflected a seasonal increase in client activity and higher volatility in GBM’s MSS business. There was also a seasonal increase in investment distribution revenue in WPB despite the temporary closure of parts of our branch network due to Covid-19-related restrictions in Hong Kong. Net interest income increased, reflecting balance sheet growth together with the impact of rising interest rates, notably in WPB and in GLCM in CMB.
These factors were partly offset by fair value movements in certain volatile items in WPB and GBM:
•In WPB, unfavourable market impacts in life insurance manufacturing of $275m compared with favourable movements in 4Q21 of $130m.
•In GBM, there were adverse credit and funding valuation adjustments movements, as adverse adjustments of $32m compared with favourable adjustments of $44m in 4Q21.
Reported revenue included the adverse impact of foreign currency translation differences of $0.1bn.
Reported ECL
Reported ECL were a net charge of $0.6bn, which was $0.2bn or 43% higher compared with 4Q21. The economic risks impacting ECL allowances evolved during the period, with Covid-19 risks abating in most regions, but downside risks rising from the broader impacts of the Russia-Ukraine war and higher inflation. Overall our stage 1 and stage 2 coverage remained broadly unchanged compared with 31 December 2021, and included an additional judgemental management adjustment of $250m to reflect heightened economic uncertainty from the combined effects of inflationary risks, the second-order impacts of the Russia-Ukraine war, tighter Covid-19-related restrictions in Asia and potential sovereign downgrades. Additional allowances were also recognised relating to direct Russia exposures and the commercial real estate sector in mainland China. The net ECL charge in 4Q21 was primarily driven by an increase in allowances related to developments in China’s commercial real estate sector.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 20 to 23.
Reported operating expenses
Reported operating expenses of $8.3bn were $1.2bn or 13% lower than in 4Q21, driven by the non-recurrence of a $0.6bn impairment of goodwill related to our WPB business in Latin America to reflect the macroeconomic outlook, and as 4Q21 included a seasonal increase in operating expenses, and a net UK bank levy charge of $0.1bn. Restructuring and other related costs fell by $0.1bn.
Reported share of profit from associates and JVs
Reported share of profit in associates and joint ventures of $0.7bn was 2% lower, as reductions in The Saudi British Bank (‘SABB‘) and BGF were largely offset by an increase in the share of profit from Bank of Communications Co., Limited (‘BoCom‘).

HSBC Holdings plc Earnings Release 1Q22	9

Earnings Release – 1Q22
Group
1Q22 compared with 4Q21 – adjusted results

Movement in adjusted profit before tax compared with 4Q21
	Quarter ended
	31 Mar	31 Dec	Variance
	2022	2021	1Q22 vs. 4Q21
	$m	$m	$m	%
Revenue	12,549	12,020	529	4
ECL	(642)	(451)	(191)	(42)
Operating expenses	(7,857)	(8,296)	439	5
Share of profit from associates and JVs	656	672	(16)	(2)
Profit before tax	4,706	3,945	761	19
Adjusted profit
Adjusted profit before tax of $4.7bn was $0.8bn or 19% higher than in 4Q21, reflecting higher adjusted revenue, primarily in GBM‘s MSS business, as well as lower adjusted expenses following a seasonal increase in 4Q21, while adjusted ECL charges rose.
Adjusted revenue
Adjusted revenue of $12.5bn was $0.5bn or 4% higher than in 4Q21. The increase primarily reflected a seasonal increase in client activity and higher market volatility in GBM’s MSS business. There was also seasonally higher revenue in investment distribution in WPB, despite the temporary closures of part of our branch network due to Covid-19-related restrictions in Hong Kong. Net interest income increased, which included balance sheet growth together with the impact of rising interest rates, notably in WPB and in GLCM in CMB.
There were unfavourable movements of market impacts in life insurance manufacturing in WPB of $0.4bn and adverse credit and funding valuation adjustment movements in GBM of $0.1bn.
Adjusted ECL
Adjusted ECL were a net charge of $0.6bn, which was $0.2bn or 42% higher compared with 4Q21. The economic risks impacting ECL allowances evolved during the period, with Covid-19 risks abating in most regions, but downside risks rising from the broader impacts of the Russia-Ukraine war and higher inflation. Overall our stage 1 and stage 2 coverage remained broadly unchanged compared with 31 December 2021, and included an additional judgemental management adjustment of $250m to reflect heightened economic uncertainty from the combined effects of inflationary risks, the second-order impacts of the Russia-Ukraine war, tighter Covid-19-related restrictions in Asia and potential sovereign downgrades. Additional allowances were also recognised relating to direct Russia exposures and the commercial real estate sector in mainland China. The net ECL charge in 4Q21 included an increase in allowances in relation to developments in China’s commercial real estate sector.
Adjusted operating expenses
Adjusted operating expenses of $7.9bn were $0.4bn or 5% lower, primarily as 4Q21 included a seasonal increase in operating expenses, and a net UK bank levy charge of $0.1bn.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 31 March 2022 was 219,763, an increase of 66 compared with 31 December 2021. The number of contractors at 31 March 2022 was 6,537, an increase of 345, primarily as a result of our growth and transformation initiatives.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $0.7bn was 2% lower than in 4Q21, as reductions in SABB and BGF were largely offset by an increase in the share of profit from BoCom.
Net interest margin

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Net interest income	6,997	6,781	6,514
Average interest-earning assets	2,259,198	2,251,433	2,178,918
	%	%	%
Gross interest yield[1]	1.74	1.62	1.67
Less: gross interest payable[1]	(0.59)	(0.52)	(0.56)
Net interest spread[2]	1.15	1.10	1.11
Net interest margin[3]	1.26	1.19	1.21
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest margin (‘NIM‘) of 1.26% was 5 basis points (‘bps’) higher compared with 1Q21, driven by higher market interest rates. The yield on AIEA increased by 7bps, partly offset by a 3bps rise in the funding cost of average interest-bearing liabilities. The increase in NIM in 1Q22 included the adverse impact of significant items and foreign currency translation differences. Excluding these, NIM increased by 6bps.
NIM was up 7bps compared with 4Q21, predominantly driven by improved asset yields as a result of higher interest rates.

10	HSBC Holdings plc Earnings Release 1Q22

Summary consolidated balance sheet

	At
	31 Mar	31 Dec
	2022	2021
	$m	$m
Assets
Cash and balances at central banks	389,257	403,018
Trading assets	228,810	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	47,745	49,804
Derivatives	223,371	196,882
Loans and advances to banks	90,161	83,136
Loans and advances to customers[1]	1,055,307	1,045,814
Reverse repurchase agreements – non-trading	245,575	241,648
Financial investments	458,414	446,274
Other assets	282,872	242,521
Total assets	3,021,512	2,957,939
Liabilities and equity
Liabilities
Deposits by banks	101,786	101,152
Customer accounts	1,709,685	1,710,574
Repurchase agreements – non-trading	138,034	126,670
Trading liabilities	81,184	84,904
Financial liabilities designated at fair value	135,624	145,502
Derivatives	216,353	191,064
Debt securities in issue	85,330	78,557
Liabilities under insurance contracts	115,317	112,745
Other liabilities	233,541	199,994
Total liabilities	2,816,854	2,751,162
Equity
Total shareholders’ equity	196,293	198,250
Non-controlling interests	8,365	8,527
Total equity	204,658	206,777
Total liabilities and equity	3,021,512	2,957,939
1    Net of impairment allowances.

Balance sheet commentary
Balance sheet – 31 March 2022 compared with 31 December 2021
At 31 March 2022, our total assets of $3.0tn were $64bn higher on a reported basis and included adverse effects of foreign currency translation differences of $38bn. On a constant currency basis, total assets were $102bn higher. The commentary below is on a constant currency basis.
The increase in total assets reflected a seasonal increase in settlement accounts, as customers aim to settle their trades at 31 December, as well as higher derivative assets, driven by mark-to-market movements on interest rate swaps, mainly in the UK, France and Hong Kong. Loans and advances to customers increased across all global business. These increases were partly offset by a reduction in trading assets, as equity balances fell, mainly in the UK and Hong Kong, due to a weakening of global equity prices and reduced positions during the quarter.
Reported loans and advances to customers as a percentage of customer accounts was 61.7%, which was higher compared with 61.1% at 31 December 2021.
Loans and advances to customers
Reported loans and advances to customers of $1.1tn were $9bn higher, which included adverse effects of foreign currency translation differences of $12bn. On a constant currency basis, customer lending balances were $21bn higher. The commentary that follows is on a constant currency basis.
Customer lending increased in WPB by $5bn to $488bn, mainly from higher mortgage balances, notably in the UK (up $3bn), Australia (up $1bn) and Hong Kong (up $1bn), as well as higher term lending, partly offset by lower credit card balances.
In CMB, customer lending of $355bn was $9bn higher, rising above pre-pandemic levels, with growth across all regions. Credit and lending grew $6bn, reflecting an increase in customers‘ funding requirements, notably in Asia and Canada, and trade lending increased by $3bn due to continued growth in global trade volumes.
In GBM, lending of $213bn increased by $7bn, largely driven by the reversal of a seasonal reduction whereby customers typically settle their asset and liability balances with us at the end of the year.
Customer accounts
Customer accounts of $1.7tn decreased by $1bn on a reported basis, which included adverse effects of foreign currency translation differences of $22bn. On a constant currency basis, customer accounts were $21bn higher, from the build-up of cash by personal customers and from the reversal of a seasonal reduction whereby customers typically settle their asset and liability balances with us at the end of the year in GBM.

HSBC Holdings plc Earnings Release 1Q22	11

Earnings Release – 1Q22
Financial investments measured at fair value through other comprehensive income
As part of our interest rate hedging strategy, we hold a portfolio of financial investments measured at fair value through other comprehensive income (‘FVOCI’), which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 31 December 2021, we held $349bn of these instruments.
The increase in term market yield curves in 1Q22 drove a pre-tax FVOCI loss of $3.9bn on hold-to-collect-and-sell positions, with a post-tax FVOCI loss of $3.1bn. Overall the Group is positively exposed to rising interest rates through net interest income, although there is an impact on our capital base due to the fair value of hold-to-collect-and-sell instruments. There is an initial negative effect materialising through reserves, after which the net interest income of the Group is expected to result in a net benefit over time, provided policy rates follow market implied rates.
Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity. The debt securities in this portfolio have an average tenor of approximately four years.
It is currently estimated that it will take between four and six quarters for the benefit to Group net interest income to offset the adverse impact of these revaluations, provided the composition of the portfolio were to remain static.
Between 31 March 2022 and 19 April 2022, there has been an additional pre-tax loss of approximately $1bn due to the continued steepening of yield curves.
Risk-weighted assets – 31 March 2022 compared with 31 December 2021
Risk-weighted assets (‘RWAs’) increased by $24.0bn during the quarter. Excluding foreign currency translation differences, RWAs increased by $32.5bn, reflecting the following movements:
•a $12.8bn increase in RWAs due to asset size movements, mostly due to lending growth in CMB, GBM and WPB, mainly in Asia, the UK and Canada;
•a $0.6bn fall in RWAs due to changes in asset quality, mostly due to improved ratings and a favourable portfolio mix in CMB in the UK and North America, only partly offset by an increase related to exposures in Russia;
•a $23.4bn increase in RWAs due to changes to methodology and policy, primarily regulatory changes including revised modelling requirements and the UK’s implementation of the revised Capital Requirements Regulation and Directive (‘CRR II‘), as implemented; and
•a $3.1bn reduction in RWAs due to model updates and our exit from mass market retail banking in the US through the sale of retail branches.

Global businesses
Wealth and Personal Banking – adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2022	2021	2021	1Q22 vs. 1Q21
	$m	$m	$m	$m	%
Wealth	1,927	2,019	2,370	(443)	(19)
– investment distribution	816	713	1,034	(218)	(21)
– Global Private Banking	464	422	480	(16)	(3)
net interest income	171	165	154	17	11
non-interest income	293	257	326	(33)	(10)
– life insurance manufacturing	371	576	562	(191)	(34)
– asset management	276	308	294	(18)	(6)
Personal Banking	3,180	3,084	2,964	216	7
– net interest income	2,857	2,733	2,628	229	9
– non-interest income	323	351	336	(13)	(4)
Other[1]	124	164	232	(108)	(47)
Net operating income[2]	5,231	5,267	5,566	(335)	(6)
RoTE excluding significant items (annualised) (%)	6.9	15.2	18.8
1    ‘Other’ includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income. It also includes Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q22 compared with 1Q21
Adjusted profit before tax of $1.1bn was $0.8bn or 40% lower than in 1Q21. This reflected lower revenue in Wealth, primarily due to an adverse movement of $0.3bn in market impacts in life insurance manufacturing, while sales of insurance products were strong. This was partly offset by higher revenue within Personal Banking from rising interest rates and strong balance sheet growth. There was also a net ECL charge in 1Q22 of $0.3bn, compared with minimal releases in 1Q21, while operating expenses were $0.1bn higher.
Adjusted revenue of $5.2bn was $0.3bn or 6% lower.
In Wealth, revenue of $1.9bn was down $0.4bn or 19%, notably from an adverse movement of $0.3bn in market impacts.
•Investment distribution revenue was $0.2bn or 21% lower, as muted customer sentiment led to lower activity in equity markets, which compared with a strong 1Q21, and as Covid-19-related restrictions in Hong Kong resulted in the temporary closure of parts of our branch network.

12	HSBC Holdings plc Earnings Release 1Q22

•Life insurance manufacturing revenue was $0.2bn lower, primarily due to an adverse movement in market impacts of $342m. An adverse movement of $275m compared with a favourable movement of $67m in 1Q21, mainly from an adverse performance in equity markets in the quarter. The value of new business written was strong, increasing by 25%, as we broadened how we engage with customers, including through video-enabled meetings, and from the launch of new products aimed at high net worth individuals. In addition, there was a $0.1bn gain on the completion of our acquisition of AXA Singapore during the quarter.
•Global Private Banking revenue was 3% lower from a decline in brokerage and trading revenue, reflecting reduced client activity compared with a strong 1Q21. This reduction was partly offset by higher net interest income due to the impact of rising interest rates and from higher annuity fee income.
•Asset Management revenue was 6% lower, mostly reflecting adverse market conditions. This was partly offset by growth in management fees from net new invested assets of $3bn in 1Q22.
In Personal Banking, revenue of $3.2bn was up $0.2bn or 7%.
•Net interest income was $0.2bn higher due to the benefit of interest rate rises and strong balance sheet growth. Compared with 1Q21, deposit balances increased by $30bn or 4% and mortgage lending rose by $24bn or 7%, with growth across all regions, notably in the UK and Asia. Unsecured lending increased by $1bn or 3%, primarily in the UK and Mexico.
•Non-interest income of $0.3bn was 4% lower, primarily driven by lower investment revaluation gains.
Adjusted ECL were a net charge of $0.3bn, compared with a small net release in 1Q21. The net charge in 1Q22 reflected a deterioration in the forward economic outlook due to the impact of the Russia-Ukraine war and higher inflation. This compared with a small net release in 1Q21 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $3.8bn were $0.1bn or 2% higher, mainly due to continued investment in our strategic programmes, including wealth in Asia, which was partly offset by the benefits of our cost-saving initiatives and a lower performance-related pay accrual, which reflected the expected phasing of our profits for the year.
Commercial Banking – adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2022	2021	2021	1Q22 vs. 1Q21
	$m	$m	$m	$m	%
Global Trade and Receivables Finance	542	509	445	97	22
Credit and Lending	1,493	1,556	1,432	61	4
Global Liquidity and Cash Management	1,020	931	843	177	21
GBM products, Insurance and Investments, and Other[1]	478	369	529	(51)	(10)
– of which: share of revenue from Markets and Securities Services and Banking products	316	273	254	62	24
Net operating income[2]	3,533	3,365	3,249	284	9
RoTE excluding significant items (annualised) (%)	12.1	10.8	11.5
1    Includes CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of adjusted revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q22 compared with 1Q21
Adjusted profit before tax of $1.8bn was $0.1bn or 3% higher than in 1Q21. This was driven by an increase in adjusted revenue across all CMB products and in all regions, and notably included a 13% increase in fee income. This was partly offset by a smaller net release of ECL. Adjusted operating expenses remained stable, as investment spend was mitigated by continued cost discipline.
Adjusted revenue of $3.5bn was $0.3bn or 9% higher:
•In GLCM, revenue increased by $0.2bn or 21%, with growth across all regions, particularly in Europe, Asia and Latin America, driven by a 10% increase in average deposit balances at improved margins, in part reflecting higher interest rates. There was also a 22% increase in fee income, with growth across all regions.
•In GTRF, revenue increased by $0.1bn or 22%, with growth across all regions, notably in Asia and the UK, driven by a continued increase in average trade balances, which rose by 26% compared with 1Q21. Period end trade balances increased by 4% since 31 December 2021. In addition, margins improved and we grew fee income by 11%, compared with 1Q21.
•In Credit and Lending, revenue increased by $0.1bn or 4%, with growth across all regions, driven by wider margins. Average balances fell, although period end balances were higher, with growth in Asia and Canada. In addition, fee income grew by 2%.
•In GBM products, Insurance and Investments, and Other, revenue decreased by $0.1bn or 10% reflecting lower Markets Treasury revenue, partly offset by a 24% increase in collaboration revenue from GBM products, notably Foreign Exchange.
Adjusted ECL were a net release of $12m, compared with a net release of $221m in 1Q21. ECL in 1Q22 reflected releases of Covid-19-related allowances, notably on our exposures to hotels in the UK, partly offset by a deterioration in the forward economic outlook due to the impact of the Russia-Ukraine war and higher inflation. It also included specific charges relating to the commercial real estate sector in mainland China. This compared with a larger net release in 1Q21 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $1.7bn were stable, as continued investment in technology was largely offset by continued cost discipline on discretionary spend and through hiring efficiencies, as well as from the impact of our cost-saving initiatives and a lower performance-related pay accrual, which reflected the expected phasing of our profits for the year.
At 31 March 2022, we had delivered $28bn of cumulative gross RWA reductions as part of our transformation programme.

HSBC Holdings plc Earnings Release 1Q22	13

Earnings Release – 1Q22
Global Banking and Markets – adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2022	2021	2021	1Q22 vs. 1Q21
	$m	$m	$m	$m	%
Markets and Securities Services	2,371	1,857	2,430	(59)	(2)
– Securities Services	489	468	441	48	11
– Global Debt Markets	208	1	387	(179)	(46)
– Global Foreign Exchange	1,070	895	928	142	15
– Equities	417	232	408	9	2
– Securities Financing	219	218	234	(15)	(6)
– Credit and funding valuation adjustments	(32)	43	32	(64)	>(100)
Banking	1,651	1,648	1,589	62	4
– Global Trade and Receivables Finance	185	175	174	11	6
– Global Liquidity and Cash Management	521	477	432	89	21
– Credit and Lending	607	653	637	(30)	(5)
– Capital Markets and Advisory	290	308	284	6	2
– Other[1]	48	35	62	(14)	(23)
GBM Other	(10)	(13)	157	(167)	>(100)
– Principal Investments	60	52	172	(112)	(65)
– Other[2]	(70)	(65)	(15)	(55)	>(100)
Net operating income[3]	4,012	3,492	4,176	(164)	(4)
RoTE excluding significant items (annualised) (%)	8.2	8.6	12.1
1    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
2    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q22 compared with 1Q21
Adjusted profit before tax of $1.2bn was $0.7bn or 35% lower than in 1Q21. This was driven by a net ECL charge in 1Q22, compared with a net release in 1Q21, and lower adjusted revenue. Adjusted operating expenses were stable compared with 1Q21.
Adjusted revenue of $4.0bn was $0.2bn or 4% lower than in 1Q21. In Principal Investments, revenue fell by $0.1bn, as 1Q22 included lower revaluation gains compared with 1Q21.
In MSS, revenue fell by $0.1bn or 2%, and included adverse movements in credit and funding valuation adjustments of $0.1bn.
•In Global Foreign Exchange, revenue growth of $0.1bn or 15% was due to a strong trading performance driven by market-wide volatility and strong client activity.
•In Equities, higher volatility resulted in higher revenue in the context of a strong 1Q21.
•In Securities Services, revenue grew by $48m or 11% from higher net interest income, as global interest rates rose. Fee income fell due to lower transaction volumes, although this was in part mitigated by higher fees linked to assets under custody, which grew on an average basis by 7%.
•In Global Debt Markets, revenue fell by $0.2bn or 46%, reflecting muted primary activity and lower client activity due to uncertainty caused by the Russia-Ukraine war and the commercial real estate sector in mainland China.
In Banking, revenue increased by $62m or 4%.
•In GLCM, revenue increased by $0.1bn or 21%, reflecting a 19% increase in fee income, with growth across all regions and particularly in Europe, as we delivered on our strategic fee initiatives. Net interest income increased by 21% due to an 8% growth in average balances and higher global interest rates, notably in Europe.
•In Credit and Lending, revenue decreased by $30m or 5% as we executed our strategic plan to reduce RWAs.
•Capital Markets and Advisory revenue was broadly unchanged, as the slowdown in equity and debt capital markets activity was offset by continued growth in leveraged finance in the US.
Adjusted ECL were a net charge of $0.3bn, compared with a release of $0.2bn in 1Q21. The net charge in 1Q22 reflected a deterioration in forward economic guidance due to the impact of the Russia-Ukraine war and inflationary pressures. This compared with the net release in 1Q21 of Covid-19-related allowances previously built up in 2020.
Adjusted operating expenses of $2.5bn were broadly in line with 1Q21 as the impact of our cost-saving initiatives and a lower performance-related pay accrual, which reflected the expected phasing of our profits for the year, mitigated higher technology investment.
At 31 March 2022, we had delivered $83bn of cumulative gross RWA reductions as part of our transformation programme.

14	HSBC Holdings plc Earnings Release 1Q22

Corporate Centre – adjusted results

Management view of adjusted revenue
	Quarter ended
	31 Mar	31 Dec	31 Mar	Variance
	2022	2021	2021	1Q22 vs. 1Q21
	$m	$m	$m	$m	%
Central Treasury[1]	5	(10)	(28)	33	>100
Legacy portfolios	(21)	(14)	9	(30)	>(100)
Other[2]	(211)	(80)	(10)	(201)	>(200)
Net operating income[3]	(227)	(104)	(29)	(198)	>(100)
RoTE excluding significant items (annualised) (%)	6.2	5.6	7.4
1    Central Treasury includes favourable valuation differences on issued long-term debt and associated swaps of $5m (4Q21: losses of $10m;
1Q21: losses of $28m).
2    Revenue from Markets Treasury, HSBC Holdings net interest expense and Argentina hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1Q22 was $503m
(4Q21: $490m; 1Q21: $783m).
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q22 compared with 1Q21
Adjusted profit before tax of $0.5bn was $0.2bn or 29% lower than in 1Q21 due to a reduction in adjusted share of profit from associates and joint ventures, as well as adverse movements in adjusted revenue, partly offset by lower adjusted operating expenses.
Adjusted revenue decreased by $0.2bn, mainly due to intersegment eliminations with GBM. The reduction also included foreign currency-related valuation losses on hedges.
Adjusted operating expenses decreased by $0.2bn due to an increase in costs allocated to our global businesses.
Adjusted share of profit from associates and joint ventures of $0.6bn decreased by $0.2bn, primarily as 1Q21 included a higher share of profit from BGF due to the recovery in asset valuations.

Notes
•    Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2022 and the quarter ended 31 March 2021. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2022 and the corresponding balances at 31 December 2021.
•    The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with our significant accounting policies as described on pages 346 to 356 of our Form 20-F for the year ended 31 December 2021.

Dividends
•On 22 February 2022, the Directors approved a second interim dividend for 2021 of $0.18 per ordinary share to be paid on 28 April 2022 in cash. The sterling and Hong Kong dollar amounts of approximately £0.138188 and HK$1.411736 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 April 2022. The Group has reviewed whether it will revert to paying quarterly dividends and is currently not intending to pay quarterly dividends during 2022. The Group will continue to review whether to revert to paying quarterly dividends in future years, and a further update will be given at or ahead of the 2022 annual results announcement in February 2023.

HSBC Holdings plc Earnings Release 1Q22	15

Earnings Release – 1Q22

Risk

Approach to risk management
We aim to use a comprehensive risk management approach across the organisation and across all risk types, underpinned by our culture and values. This is outlined in our risk management framework, including the key principles and practices that we employ in managing material risks, both financial and non-financial. The framework fosters continual monitoring, promotes risk awareness and encourages sound operational and strategic decision making. It also supports a consistent approach to identifying, assessing, managing and reporting the risks we accept and incur in our activities. We continue to actively review and develop our risk management framework and enhance our approach to managing risk with clear accountabilities.
We operate a wide-ranging stress testing programme, which is a key part of our risk management and capital and liquidity planning. Stress testing provides management with key insights into the impacts of severely adverse events on the Group, and provides confidence to regulators on the Group’s financial stability.
In response to the risks posed by climate change, we continue to develop our capabilities to execute climate stress testing and scenario analysis, which are being used to further enhance our understanding of our risk exposures for use in risk management and business decision making. We have also delivered regulatory stress testing exercises to a number of regulators including the Bank of England’s climate biennial exploratory scenario.
At 31 March 2022, our CET1 ratio decreased to 14.1%, from 15.8% at 31 December 2021, and our liquidity coverage ratio (‘LCR’) was 134%. Our capital, funding and liquidity positions continue to help enable us to support our customers throughout the ongoing geopolitical and macroeconomic uncertainty.

Geopolitical and macroeconomic risks
Heightened geopolitical tensions, alongside other factors, have disrupted supply chains globally and created potential ramifications for the Group. The Russian invasion of Ukraine has led to elevated geopolitical instability and resulted in the US, UK and EU, as well as other countries, imposing significant sanctions and other trade restrictions against Russia, numerous government officials and individuals, and Russian companies and financial institutions, some of which are unprecedented in their nature. Russia has implemented certain countermeasures in response. HSBC is monitoring the direct and indirect impacts of the situation on the Group, and using its sanctions compliance capabilities to respond to the new sanctions regulations, noting the challenges that arise in implementing the complex, novel and ambiguous aspects of certain of these sanctions. Our business in Russia principally serves multinational corporate clients headquartered in other countries and is not accepting new business or customers, and is consequently on a declining trend. However, it may become subject to further restrictions, or other developments, which may make our continued operations in Russia untenable. This could generate additional losses which are not currently provided for in the balance sheet. Global commodity markets have been significantly impacted, leading to supply chain disruptions and increased prices for both energy and non-energy products, which in turn have had global inflationary impacts. There has also been increased financial market volatility. The continuation or any escalation in the Russia-Ukraine war could have further economic, social and political repercussions and is likely to result in further sanctions and trade restrictions, all of which could impact HSBC and its customers.
The repercussions from the Russia-Ukraine war, alongside the economic impacts that continue to result from Covid-19, have pushed up the prices of a broad range of commodities, with the resulting increase in inflation creating further challenges for monetary authorities and our customers. Having pre-announced the end of the prolonged period of extraordinary monetary accommodation in the latter part of 2021, central banks in developed markets are now expected to step up the pace of policy tightening in 2022 to help ease inflationary pressures. Central banks may need to calibrate this pace depending on the evolution of the economic growth outlook. There is a risk that the combination of excessive tightening and worse-than-anticipated economic effects from the Russia-Ukraine war, including as a result of the extensive sanctions, trade restrictions and countermeasures that have been and may in the future be implemented, precipitates a recession in parts of the global economy.
Higher inflationary concerns around the world are having an impact on ECL. We continued to carry out enhanced monitoring of model outputs and use of model overlays, including management judgemental adjustments based on the expert judgement of senior credit risk managers. Inflation has been considered both directly in certain models, and assessed via adjustments where not directly considered. Continuing economic uncertainty resulting from heightened inflation could cause ECL model inputs to produce modelled loss results that are not reliable.
Diplomatic tensions between China and the US, extending to the UK, the EU, India and other countries, and political developments in Hong Kong and Taiwan, may affect the Group by creating regulatory, reputational and market risks. The US, the UK, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese persons and companies. In response to foreign sanctions and trade restrictions, China has also announced sanctions, trade restrictions and laws that could impact the Group and its customers.
Market participants remain concerned about the repercussions for the Chinese domestic economy from recent instability in its commercial real estate sector, including deteriorating operating performance and challenging liquidity conditions. Such repercussions may occur directly through financial exposures to the Chinese commercial real estate sector, or indirectly through the effect of a slowdown in economic activity in China and in the supply chain to the real estate sector. We continue to monitor the situation closely, including potential indirect impacts, and seek to take mitigating actions as required.
Strains in the relationship between the UK and the EU, which to a certain extent have had less of a focus in light of the Russian invasion of Ukraine, may come back to the fore through a number of potential areas of tension, notably the Northern Ireland Protocol, with possible impacts for the operation of the EU-UK Trade and Cooperation Agreement.
In December 2021, the OECD published model rules that provided a template for countries to implement a new global minimum tax rate of 15% from 2023. In January 2022, the UK government opened a consultation on how the UK plans to implement the rules. Guidance to accompany these model rules was published in March 2022. The impact on HSBC will depend on how the UK implements the model rules, as well as the profitability and local tax liabilities of HSBC’s operations in each tax jurisdiction from 2023. Separately, potential changes to tax legislation and tax rates in the countries in which we operate could increase our effective tax rate in future as governments seek revenue to pay for Covid-19 support packages.
We continue to monitor and to seek to manage the potential implications of all the above developments on our customers and business.

16	HSBC Holdings plc Earnings Release 1Q22

Risks related to Covid-19
While the global vaccination roll-out has helped reduce the social and economic impact of the Covid-19 pandemic, the emergence of Omicron-related variants highlight the continuing risk posed by the pandemic. Countries continue to differ in their approach to restrictions on activity and travel, and if these differences persist in future pandemic waves, this could prolong or worsen supply chain and international travel disruptions. Most notably, China’s government-imposed lockdown restrictions in major Chinese cities have impacted China’s economy, Asia tourism and global supply chains adversely. Business sentiment in some sectors in Hong Kong remains subdued, in part owing to the impacts of new waves of Covid-19 infections and the continued restrictions, although the financial services sector has remained strong and has benefited from stable liquidity conditions. A full return to pre-pandemic levels of social interaction across all our key markets remains unlikely in the short to medium term.
While our operations have been resilient throughout the pandemic, the operational support functions on which the Group relies are based in countries around the world, some of which have been particularly affected by Covid-19. As a result, business continuity responses have been implemented and most service level agreements have been maintained in places where the Group operates. We continue to monitor the situation closely, in particular in those countries and regions where Covid-19 infections are most prevalent and/or where travel restrictions are in place.

Climate risk
The pace and volume of policy and regulatory developments focusing on climate risk management, stress testing and scenario analysis, and disclosures have continued to increase into 2022. The Russian invasion of Ukraine has significantly impacted the global commodity markets, necessitating actions in the short term around energy security. While these actions may impact the near-term transition path for HSBC and our customers, we remain committed to our climate strategy to align our own operations and supply chain to net zero by 2030, and the financed emissions from our portfolio of customers to net zero by 2050.
Our most material risks in terms of managing climate risk relate to corporate and retail client financing within our banking portfolio, but there are also significant responsibilities in relation to asset ownership by our insurance business and employee pension plans, as well as from the activities of our asset management business.
We continue to monitor the impacts of climate risk and further embed our approach across our key risk areas, priority regions and business lines. We have refreshed our credit risk policy to further embed climate risk considerations into our corporate credit decisions for new money requests. While financed emissions and other climate risk reporting has improved over time, data quality and consistency continues to be a key dependency as we develop our risk appetite and metrics. As announced in March 2022, we intend to publish a climate transition plan in 2023, and have committed to a science-aligned phase-down of fossil fuel finance, and a review of our wider financing and investment policies critical to achieving net zero by 2050.

Ibor transition
Following the cessation of publication of sterling, Swiss franc, euro and Japanese yen Libor interest rate benchmarks, as well as Euro Overnight Index Average (‘Eonia’) from the end of 2021, our interbank offered rate (‘Ibor’) transition programme – which is tasked with the development of new near risk-free rate (‘RFR’) products and the transition of legacy Ibor products – has continued to transition a limited number of remaining contracts in these benchmarks to RFRs, or alternative rates, and has begun preparation for the transition of US dollar Libor legacy contracts.
During 1Q22, we continued client engagement to help facilitate the transition of the remaining legacy wholesale lending contracts prior to their next subsequent relevant interest payment date, as well as a small number of derivative contracts referencing interest rate benchmarks that were demised from the end of 2021. This has reduced the overall residual population of such legacy contracts to less than 100. Where transition in advance of the next relevant interest payment date has not been possible, a small number of clients have utilised the sterling and Japanese yen benchmark settings that are currently being published using an amended methodology, commonly known as ‘synthetic’ Libor. We will continue to support our clients in the transition of contracts through 2022.
Furthermore, the Ibor programme has been actively engaged in planning for the transition of outstanding US dollar Libor legacy contracts through 2022 and into 2023. Following the requirement to cease entering into new contracts referencing US dollar Libor from 1 January 2022, the immediate focus is on our population of uncommitted lending facilities where we are actively engaging with our clients with a view to transition those facilities at the earliest possible opportunity. We also plan to engage with our clients from 2Q22 in relation to the population of committed lending facilities, bilateral derivatives and other relevant products, with a view to transition their legacy US dollar Libor contracts by no later than the end of June 2023.
We continue to develop and implement new RFR products throughout our Group, particularly in entities that have US dollar Libor contracts that require transition. We also continue to observe market developments for products relating to RFR and alternative rates, and to monitor the key risks associated with Ibor transition. These key risks remain unchanged and include regulatory compliance risk, resilience risk, financial reporting risk, legal risk and market risk.

HSBC Holdings plc Earnings Release 1Q22	17

Earnings Release – 1Q22

Credit risk
Summary of credit risk
At 31 March 2022, gross loans and advances to customers and banks of $1,157bn increased by $16.4bn, compared with 31 December 2021. This included adverse foreign exchange movements of $13.0bn.
Excluding foreign exchange movements, growth was driven by a $16.5bn increase in wholesale loans and advances to customers, an $8.1bn increase in loans and advances to banks and a $4.8bn increase in personal loans and advances to customers.
The increase in wholesale loans and advances to customers was driven mainly in the UK (up $7.3bn), the US (up $2.0bn), Canada (up $1.8bn), India (up $1.6bn) and mainland China (up $1.5bn). The increase in personal loans and advances to customers was driven mainly by increases in the UK (up $3.0bn) and Australia (up $1.5bn).
During the first three months of 2022, the Group experienced a decrease in allowances for ECL mainly driven by foreign exchange movements.
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers increased marginally from 31 December 2021. This was attributable to:
•a $0.1bn decrease in wholesale loans and advances to customers, of which $0.3bn was driven by stages 1 and 2; and
•a $0.1bn increase in personal loans and advances to customers, of which $0.2bn was driven by stages 1 and 2.
At 31 March 2022, the allowance for ECL of $12.0bn decreased by $0.1bn compared with 31 December 2021, including favourable foreign exchange movements of $0.2bn. The $12.0bn allowance comprised $11.5bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
The ECL charge for the first three months of 2022 was $0.6bn, inclusive of recoveries. This was driven by a deterioration in the forward economic outlook as a result of the impact of Russia’s invasion of Ukraine and higher inflation. It also included $0.2bn charges relating to the commercial real estate sector in mainland China, partly offset by a release in Covid-19-related allowances.
The ECL charge comprised $0.3bn in respect of wholesale lending, of which the stage 3 and purchased or originated credit impaired (‘POCI’) charge was $0.3bn; and $0.3bn in respect of personal lending, of which the stage 3 charge was $0.1bn.
The ECL charge in 1Q22 included an additional judgemental management adjustment of $250m in excess of the ECL generated by our economic scenarios to reflect heightened levels of uncertainty resulting from a combination of risks including: a period of low economic growth with high inflation and higher unemployment, second-order impacts of the Russia-Ukraine war, geopolitical risks, Covid-19 restrictions in Asia and potential sovereign downgrades.
Our exposures to Russia principally relate to wholesale loans and include $1.3bn booked in Russia (including $0.8bn to the Central Bank of the Russian Federation) and amounts booked outside Russia of $0.4bn. These exposures to Russia comprise loans and advances to banks and customers, bonds, other financial assets and off-balance sheet exposures.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 31 Mar 2022		At 31 Dec 2021
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	1,066,604	(11,297)	1,057,231	(11,417)
Loans and advances to banks at amortised cost	90,214	(53)	83,153	(17)
Other financial assets measured at amortised cost	906,870	(162)	880,351	(193)
– cash and balances at central banks	389,274	(17)	403,022	(4)
– items in the course of collection from other banks	4,898	—	4,136	—
– Hong Kong Government certificates of indebtedness	43,438	—	42,578	—
– reverse repurchase agreements – non-trading	245,575	—	241,648	—
– financial investments	98,361	(64)	97,364	(62)
– prepayments, accrued income and other assets[2]	125,324	(81)	91,603	(127)
Total gross carrying amount on-balance sheet	2,063,688	(11,512)	2,020,735	(11,627)
Loans and other credit-related commitments	641,885	(323)	627,637	(379)
Financial guarantees	18,176	(113)	27,795	(62)
Total nominal amount off-balance sheet[3]	660,061	(436)	655,432	(441)
	2,723,749	(11,948)	2,676,167	(12,068)

	Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	358,377	(95)	347,203	(96)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the summary consolidated balance sheet on page 11 includes both financial and non-financial assets.
3    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
4    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

18	HSBC Holdings plc Earnings Release 1Q22

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 March 2022
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	930,832	115,922	19,690	160	1,066,604	(1,277)	(3,069)	(6,902)	(49)	(11,297)	0.1	2.6	35.1	30.6	1.1
Loans and advances to banks at amortised cost	88,773	1,421	20	—	90,214	(7)	(36)	(10)	—	(53)	—	2.5	50.0	—	0.1
Other financial assets measured at amortised cost	902,850	3,824	153	43	906,870	(92)	(39)	(25)	(6)	(162)	—	1.0	16.3	14.0	—
Loan and other credit-related commitments	614,903	25,827	1,155	—	641,885	(142)	(129)	(52)	—	(323)	—	0.5	4.5	—	0.1
Financial guarantees	15,569	2,379	228	—	18,176	(7)	(82)	(24)	—	(113)	—	3.4	10.5	—	0.6
At 31 Mar 2022	2,552,927	149,373	21,246	203	2,723,749	(1,525)	(3,355)	(7,013)	(55)	(11,948)	0.1	2.2	33.0	27.1	0.4
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2021
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	918,936	119,224	18,797	274	1,057,231	(1,367)	(3,119)	(6,867)	(64)	(11,417)	0.1	2.6	36.5	23.4	1.1
Loans and advances to banks at amortised cost	81,636	1,517	—	—	83,153	(14)	(3)	—	—	(17)	—	0.2	—	—	—
Other financial assets measured at amortised cost	875,016	4,988	304	43	880,351	(91)	(54)	(42)	(6)	(193)	—	1.1	13.8	14.0	—
Loan and other credit-related commitments	594,473	32,389	775	—	627,637	(165)	(174)	(40)	—	(379)	—	0.5	5.2	—	0.1
Financial guarantees	24,932	2,638	225	—	27,795	(11)	(30)	(21)	—	(62)	—	1.1	9.3	—	0.2
At 31 Dec 2021	2,494,993	160,756	20,101	317	2,676,167	(1,648)	(3,380)	(6,970)	(70)	(12,068)	0.1	2.1	34.7	22.1	0.5
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

HSBC Holdings plc Earnings Release 1Q22	19

Earnings Release – 1Q22
Measurement uncertainty and sensitivity analysis of ECL estimates
At 1Q22, ECL impairment allowances reflected a higher level of measurement uncertainty as economic recovery remained volatile, with greater weighting given to downside economic forecasts than 4Q21. This reflected increased risks including the Russia-Ukraine war and broader macroeconomic and geopolitical uncertainties, resulting in the adoption of an additional scenario for 1Q22. Covid-19-related management judgemental adjustments continued to reduce overall, noting that risks to global economic growth remain, particularly in Asia.
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability-weight the results to determine an unbiased ECL estimate.
Methodology
Due to the outbreak of the Russia-Ukraine war, five economic scenarios have been used to capture the current economic environment and to articulate management’s view of the range of potential outcomes.
Of the four standard scenarios, three are drawn from consensus forecasts and distributional estimates. The fourth scenario, Downside 2, represents management’s view of severe downside risks. The additional fifth scenario was developed to ensure that the rapid changes to the economic risk distribution, caused by the outbreak of war, are sufficiently reflected in forward economic guidance. The scenario is designed to capture the implications of a lengthy Russia-Ukraine war, including the significant increase in the risk of inflation and lower GDP growth.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC, with reference to external forecasts specifically for the purpose of calculating ECL.
Economic forecasts are subject to a particularly high degree of uncertainty in the current environment. Risks to the outlook are dominated by uncertainty around the implications and duration of the Russia-Ukraine war, the progression and management of the pandemic, particularly in Asia, and the response of monetary authorities to higher inflation.
Russia’s invasion of Ukraine and the wide-ranging financial and economic sanctions implemented on the Russian economy have elevated risks and uncertainty around global supply chains, commodity prices and inflation. In Asia, the spread of the Omicron variant has caused renewed disruptions to activity, especially in Hong Kong and mainland China where the public health response has been particularly stringent. In turn, this has further aggravated global supply chain disruptions. The emergence of new vaccine-resistant variants remains a risk globally. Price inflation, driven in part by supply chain constraints caused by the pandemic, risks being made worse by higher commodity prices as a result of the war in Ukraine. Higher inflation presents risks to growth as real incomes are squeezed by rising costs. This will present an additional risk as central banks tighten policy to bring inflation back towards target.
Other geopolitical risks present downside threats. These risks include continued differences between the US and China over a range of strategic issues and the evolution of the UK’s relationship with the EU.
The five global scenarios used for the purpose of calculating ECL at 31 March 2022 are the consensus Central scenario, the consensus Upside scenario, the consensus Downside scenario, the Downside 1 scenario and the Downside 2 scenario.
•The consensus Central scenario: This scenario features above trend GDP growth in most markets during 2022. It assumes limited negative economic impacts for major economies from the Russia-Ukraine war. Consumer spending and business investment, supported by elevated levels of private sector savings, are expected to support the economy as fiscal and monetary policy support recedes. In this scenario, Covid-19-related restrictions continue to ease in Europe and North America, where governments are willing to accept a certain level of infections in the community while hospitalisation levels remain manageable. Inflation is expected to gradually revert towards central bank targets by the end of 2023.
•The consensus Upside scenario: This scenario features a faster recovery in economic activity in the near term, compared with the consensus Central scenario. In this scenario, growth accelerates, unemployment falls further and equity markets and house prices see further gains.
•The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario. In this scenario, growth weakens, unemployment rises and equity markets and house prices contract.
•The Downside 1 scenario: This scenario explores risks around a protracted war in Ukraine and wide-ranging sanctions imposed on Russia, with retaliatory export controls. The scenario is constructed differently to the standard scenarios. Whereas those scenarios are constructed around demand shocks, the Downside 1 explores a different set of risks and emphasises the effects of a supply side shock. This causes inflation to rise higher than in the Central scenario and in key markets, interest rates are expected to rise. While the impact on global GDP growth is no more severe than the consensus Downside scenario, the scenario's implications for GDP growth on particular markets are more varied. Those markets most affected by trade and financial sanctions in Europe are expected to experience larger initial impacts on growth, followed by recoveries that are stronger than in our consensus scenarios. By contrast, the scenario features limited effects in Asian markets and some commodity exporters see modest improvement compared with the Central scenario.
•The Downside 2 scenario: This scenario reflects management’s view of tail risks. It incorporates the crystallisation of a number of risks simultaneously, including the emergence of a vaccine-resistant Covid-19 strain that necessitates a stringent public health policy response. It features a large demand shock, which causes price inflation to slow sharply amid a severe and prolonged recession.
Both the consensus Downside and the additional Downside scenarios are global in nature, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.

20	HSBC Holdings plc Earnings Release 1Q22

The range of macroeconomic projections across the various scenarios is shown in the table below:

Macroeconomic projections in key markets
	Central scenario				Consensus Upside scenario			Consensus Downside scenario			Downside 1 scenario			Downside 2 scenario
	Five-year average	2022	2023	2024	Five-year average	Best outcome		Five-year average	Worst outcome		Five-year average	Worst outcome		Five-year average	Worst outcome
Hong Kong
GDP growth rate (%)	2.6	2.5	3.1	2.5	4.2	9.3	(1Q23)	1.1	(0.6)	(1Q23)	2.4	(0.3)	(2Q22)	0.9	(8.8)	(1Q23)
Unemployment rate (%)	3.6	4.1	3.6	3.6	3.3	2.8	(1Q24)	4.3	5.4	(4Q22)	3.9	4.4	(4Q22)	5.3	6.0	(1Q23)
House price growth (%)	1.6	2.0	(0.7)	1.8	3.1	6.3	(1Q23)	(1.2)	(11.0)	(2Q23)	2.0	(4.1)	(3Q23)	(2.7)	(20.3)	(1Q23)
Inflation rate (%)	2.2	2.1	2.1	2.1	2.8	3.7	(3Q22)	1.3	0.0	(2Q23)	2.4	4.8	(3Q22)	0.7	(2.5)	(1Q23)
Probability	50				5			20			20			5
Mainland China
GDP growth rate (%)	4.9	5.1	5.2	5.0	6.4	11.0	(1Q23)	3.9	2.2	(1Q23)	4.8	3.4	(1Q23)	2.4	(5.4)	(1Q23)
Unemployment rate (%)	3.8	3.7	3.8	3.8	3.7	3.5	(4Q22)	3.9	4.0	(1Q24)	3.8	3.9	(1Q24)	5.0	5.5	(1Q24)
House price growth (%)	3.9	0.2	2.7	4.5	5.2	7.5	(1Q23)	2.9	(3.2)	(3Q22)	3.9	(2.4)	(3Q22)	(1.7)	(24.9)	(1Q23)
Inflation rate (%)	2.2	2.2	2.2	2.3	3.0	5.3	(2Q23)	1.4	(0.6)	(3Q23)	2.5	4.8	(1Q23)	0.4	(4.7)	(1Q23)
Probability	65				5			15			10			5
UK
GDP growth rate (%)	2.0	4.6	2.2	1.6	3.0	5.5	(1Q23)	1.0	(0.3)	(4Q23)	1.8	(1.2)	(1Q23)	1.2	(4.7)	(4Q22)
Unemployment rate (%)	4.1	4.2	4.1	4.1	3.7	3.2	(1Q24)	4.5	5.0	(1Q23)	4.8	5.1	(3Q23)	6.9	8.7	(2Q23)
House price growth (%)	3.3	6.6	3.2	3.0	4.6	7.8	(3Q22)	1.0	(4.7)	(2Q23)	2.4	(7.2)	(3Q23)	(3.8)	(14.4)	(3Q23)
Inflation rate (%)	2.5	5.2	2.5	2.2	2.9	5.8	(2Q22)	2.1	1.1	(1Q24)	3.5	10.8	(3Q22)	0.7	(1.3)	(1Q24)
Probability	45				10			0			30			15
US
GDP growth rate (%)	2.3	3.8	2.5	2.2	3.4	6.1	(3Q22)	1.4	0.0	(1Q23)	2.3	0.5	(4Q22)	1.1	(4.5)	(1Q23)
Unemployment rate (%)	3.6	3.8	3.5	3.6	3.3	3.1	(3Q22)	4.2	4.7	(1Q24)	4.1	5.2	(4Q22)	7.6	9.3	(1Q24)
House price growth (%)	5.2	10.4	5.9	4.1	5.8	10.7	(2Q22)	4.4	2.0	(4Q23)	5.0	3.8	(1Q24)	2.8	(7.2)	(1Q23)
Inflation rate (%)	2.6	5.0	2.5	2.3	3.1	5.9	(2Q22)	2.0	1.0	(1Q23)	3.2	7.6	(3Q22)	1.6	(1.0)	(1Q23)
Probability	55				5			10			20			10
Note: The ‘worst’ or the ‘best’ outcome refers to the quarter that is either the trough or peak in the respective variable, in the first two years of the scenario.
Scenario weights have changed from those applied at 31 December 2021. In light of increased uncertainty and financial and economic volatility, management have increased the weights assigned to Downside scenarios.
At 31 March 2022, the consensus Upside and Central scenarios for mainland China had a combined weighting of 70% (31 December 2021: 85%). In Hong Kong the combined weighting of the consensus Upside and Central scenarios was 55% (31 December 2021: 75%). For the UK, the combined weighting of the consensus Upside and Central scenarios was 55% (31 December 2021: 70%) and in the US the combined probability weighting for the consensus Upside and Central scenarios was 60% (31 December 2021: 80%).
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the ECL at either a customer, segment or portfolio level to account for late-breaking events, model deficiencies and other assessments applied during management review and challenge.
Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 173 of the Form 20-F for the year ended 31 December 2021).
We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
At 31 March 2022, management judgements included a Group-wide economic uncertainty overlay of $0.25bn (comprising $0.05bn in the retail portfolio and $0.2bn in the wholesale portfolio). This was made in addition to the increased weighting assigned to the Downside scenarios to reflect the heightened level of uncertainty resulting from the combination of risks including: a period of low economic growth with high inflation and higher unemployment, second-order impacts of the Russia-Ukraine war, geopolitical risks, Covid-19 restrictions in Asia and potential sovereign downgrades.
Management judgemental adjustments decreased by $0.5bn compared with 31 December 2021, with reductions in Covid-19-related provisions partly offset by increases in provisions relating to potential low economic growth with high inflation and higher unemployment, and broader macroeconomic and geopolitical risks.
Management judgemental adjustments made in estimating the reported ECL at 31 March 2022 are set out in the following table. It shows the adjustments applicable to the scenario-weighted ECL numbers.

Management judgemental adjustments to ECL at 31 March 2022[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns and government entities		—	—
Corporate lending adjustments		0.9	0.9
Group-wide economic uncertainty overlay	0.1	0.2	0.3
Macroeconomic-related adjustments	(0.1)		(0.1)
Pandemic-related economic recovery adjustments	0.1		0.1
Other retail lending adjustments	—		—
Total	0.1	1.1	1.2

HSBC Holdings plc Earnings Release 1Q22	21

Earnings Release – 1Q22

Management judgemental adjustments to ECL at 31 December 2021[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Banks, sovereigns and government entities		(0.1)	(0.1)
Corporate lending adjustments		1.3	1.3
Group-wide economic uncertainty overlay
Macroeconomic-related adjustments			—
Pandemic-related economic recovery adjustments	0.2		0.2
Other retail lending adjustments	0.3		0.3
Total	0.5	1.2	1.7
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were an ECL increase of $1.1bn at 31 March 2022 (31 December 2021: $1.2bn increase).
•Adjustments to corporate exposures increased ECL by $0.9bn at 31 March 2022 (31 December 2021: $1.3bn increase). These principally reflected the outcome of management judgements for high-risk and vulnerable sectors in some of our key markets, supported by credit experts’ input, portfolio risk metrics and quantitative analyses. The highest increase was observed on the real estate sector, including a material adjustment to reflect the uncertainty of the higher risk Chinese commercial real estate exposures, booked in Hong Kong. Adjustments also reflected the review of the credit risk profile of specific corporate exposures impacted by sanctions in response to the Russia-Ukraine war.
In the retail portfolio, management judgemental adjustments were an ECL increase of $0.1bn at 31 March 2022 (31 December 2021: $0.5bn increase).
•Pandemic-related economic recovery adjustments increased ECL by $0.1bn (31 December 2021: $0.2bn) to adjust for the effects of the volatile pace of recovery from the pandemic where in management’s judgement this leads to modelled outcomes that are overly sensitive given the limited observed deterioration in the underlying portfolio during the period. This adjustment decreased since
31 December 2021, and was made only for markets where there remain concerns regarding the re-emergence of Covid-19, primarily in Asia.
•Macroeconomic-related adjustments decreased ECL by $0.1bn (31 December 2021: $0.0bn). These adjustments were primarily in relation to model oversensitivity as well as country-specific risks related to future macroeconomic conditions.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans in stages 1 and 2 at the balance sheet date. The population of stage 3 loans (in default) at the balance sheet date is unchanged in these sensitivity calculations. Stage 3 ECL would only be sensitive to changes in forecasts of future economic conditions if the loss-given default of a particular portfolio was sensitive to these changes.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL for financial instruments related to defaulted obligors because the measurement of ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios. Therefore, it is impracticable to separate the effect of macroeconomic factors in individual assessments.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

22	HSBC Holdings plc Earnings Release 1Q22

Group ECL sensitivity results
The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts. If the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the consensus Central scenario, consensus Upside scenario, consensus Downside scenario, Downside 1 scenario or the Downside 2 scenario at
31 March 2022, it would increase/(decrease) as presented in the below sensitivity table.

	Retail[1]	Wholesale[2]
Total Group ECL at 31 March 2022	$bn	$bn
Reported ECL	2.9	2.8
Scenarios
100% consensus Central scenario	(0.4)	(0.7)
100% consensus Upside scenario	(0.7)	(1.2)
100% consensus Downside scenario	0.1	0.2
100% Downside 1 scenario	0.1	0.3
100% Downside 2 scenario	2.8	5.1

	Retail[1]	Wholesale[2]
Total Group ECL at 31 December 2021	$bn	$bn
Reported ECL	3.0	3.1
Scenarios
100% consensus Central scenario	(0.2)	(0.6)
100% consensus Upside scenario	(0.5)	(1.2)
100% consensus Downside scenario	0.2	0.6
100% Downside 1 scenario
100% Downside 2 scenario	2.0	5.5
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
At 31 March 2022, Group reported ECL decreased modestly compared with 31 December 2021. This was in line with the decreases observed across most scenarios, which were partly offset by the greater weightings applied to the Downside scenarios to reflect the increased risk. The ECL changes in each of the scenarios vary between the retail portfolios and the wholesale portfolios, and across geographies, resulting in differences to ECL outcomes by scenario in each market accordingly.

HSBC Holdings plc Earnings Release 1Q22	23

Earnings Release – 1Q22
Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By geography
Europe	206,887	7,983	1,849	216,719	(210)	(634)	(546)	(1,390)
– of which: UK	171,976	7,125	1,217	180,318	(182)	(561)	(321)	(1,064)
Asia	188,102	8,694	1,334	198,130	(143)	(392)	(226)	(761)
– of which: Hong Kong	125,624	5,168	206	130,998	(58)	(259)	(45)	(362)
MENA	5,109	286	167	5,562	(33)	(47)	(85)	(165)
North America	43,797	2,199	574	46,570	(30)	(87)	(94)	(211)
Latin America	9,118	839	304	10,261	(213)	(266)	(158)	(637)
At 31 Mar 2022	453,013	20,001	4,228	477,242	(629)	(1,426)	(1,109)	(3,164)

By geography
Europe	212,284	5,639	2,148	220,071	(199)	(499)	(637)	(1,335)
– of which: UK	176,547	4,668	1,488	182,703	(167)	(480)	(399)	(1,046)
Asia	187,391	7,796	1,303	196,490	(158)	(381)	(226)	(765)
– of which: Hong Kong	125,854	4,959	202	131,015	(65)	(231)	(43)	(339)
MENA	4,965	252	202	5,419	(38)	(40)	(94)	(172)
North America	43,489	2,126	1,005	46,620	(43)	(67)	(118)	(228)
Latin America	8,827	626	284	9,737	(220)	(232)	(151)	(603)
At 31 Dec 2021	456,956	16,439	4,942	478,337	(658)	(1,219)	(1,226)	(3,103)
Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By geography
Europe	160,790	28,535	6,765	31	196,121	(272)	(700)	(1,745)	(12)	(2,729)
– of which: UK	112,581	17,902	4,983	28	135,494	(227)	(378)	(1,002)	(9)	(1,616)
Asia	308,874	51,654	5,720	85	366,333	(228)	(639)	(2,683)	(25)	(3,575)
– of which: Hong Kong	172,643	25,126	3,663	59	201,491	(120)	(397)	(1,186)	(21)	(1,724)
MENA	26,665	4,634	1,574	21	32,894	(36)	(92)	(858)	(11)	(997)
North America	57,521	10,207	650	—	68,378	(51)	(183)	(162)	—	(396)
Latin America	12,742	2,312	773	23	15,850	(68)	(65)	(355)	(1)	(489)
At 31 Mar 2022	566,592	97,342	15,482	160	679,576	(655)	(1,679)	(5,803)	(49)	(8,186)

By geography
Europe	154,575	31,871	6,741	30	193,217	(356)	(654)	(1,806)	(9)	(2,825)
– of which: UK	101,029	24,461	5,126	28	130,644	(306)	(518)	(1,060)	(6)	(1,890)
Asia	297,423	53,993	3,997	199	355,612	(182)	(830)	(2,299)	(43)	(3,354)
– of which: Hong Kong	165,437	30,305	1,990	159	197,891	(85)	(650)	(836)	(21)	(1,592)
MENA	26,135	5,295	1,682	22	33,134	(62)	(108)	(1,028)	(11)	(1,209)
North America	53,513	10,397	652	—	64,562	(57)	(215)	(169)	—	(441)
Latin America	11,970	2,746	783	23	15,522	(66)	(96)	(339)	(1)	(502)
At 31 Dec 2021	543,616	104,302	13,855	274	662,047	(723)	(1,903)	(5,641)	(64)	(8,331)

24	HSBC Holdings plc Earnings Release 1Q22

Capital risk
Capital overview

Capital adequacy metrics
	At
	31 Mar	31 Dec
	2022	2021
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk	701.5	680.6
Counterparty credit risk	40.9	35.9
Market risk	32.2	32.9
Operational risk	87.7	88.9
Total risk-weighted assets	862.3	838.3
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	121.4	132.6
Tier 1 capital	143.9	156.3
Total capital	165.6	177.8
Capital ratios on a transitional basis (%)
CET1	14.1	15.8
Tier 1	16.7	18.6
Total capital	19.2	21.2
Capital on an end point basis ($bn)
CET1 capital	121.4	132.6
Tier 1 capital	143.9	155.0
Total capital	157.4	167.5
Capital ratios on an end point basis (%)
CET1	14.1	15.8
Tier 1	16.7	18.5
Total capital	18.3	20.0
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	694.6	717.0
Total net cash outflow ($bn)	518.6	518.0
LCR ratio (%)	133.9	138.4
Capital figures and ratios in the previous table are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above include the benefit of the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described below.
Where applicable, the figures also reflect government relief schemes intended to mitigate the impact of the Covid-19 pandemic.
Capital
At 31 March 2022, our common equity tier 1 (‘CET1’) capital ratio decreased to 14.1% from 15.8% at 31 December 2021, reflecting a decrease in CET1 capital of $11.2bn and an increase in RWAs of $24.0bn. The key drivers of this 1.7 percentage point fall in our CET1 ratio were:
•a 0.8 percentage point impact from the UK’s implementation of new regulatory requirements, which decreased CET1 by $3.2bn and increased RWAs by $27.1bn. These include new internal ratings-based (‘IRB‘) modelling requirements, the deduction of intangible software assets from CET1, and the new standardised approach to counterparty credit risk exposure;
•a 0.4 percentage point impact from the $3.1bn post-tax fall in the fair value of securities classified as hold to collect and sell; and
•a 0.2 percentage point impact from RWA growth from asset size and asset quality movements of $12.2bn excluding the impact of foreign currency translation.
Other movements included the planned $1bn share buy-back announced in February 2022, and increased deductions for significant investments in financial sector entities (including the acquisition of AXA Singapore).
The background to the changes in regulatory requirements is as follows:
•The changes to IRB modelling requirements known as ‘IRB repair‘ form part of a Europe-wide programme to address concerns about undue variability of banks’ approved internal credit risk models, and ensure comparability of the estimates of risk parameters, while retaining their risk sensitivity.
•Following a period of consultation after the UK’s withdrawal from the EU, the Prudential Regulation Authority (‘PRA‘) has repealed measures introduced by the European Banking Authority (‘EBA‘) allowing banks to recognise and risk-weight software development costs as a fixed asset.
•The new standardised approach to counterparty credit exposure was developed as part of the Basel framework to address shortcomings in previous approaches that were not internally modelled. It forms part of the EU’s CRR II package that the PRA adopted with effect from 1 January 2022.

HSBC Holdings plc Earnings Release 1Q22	25

Earnings Release – 1Q22

Leverage

Leverage ratio[1]
	At
	31 Mar	31 Dec
	2022	2021
	$bn	$bn
Tier 1 capital	143.9	155.0
Total leverage ratio exposure	2,532.9	2,962.7
	%	%
Leverage ratio	5.7	5.2
1    The CRR II regulatory transitional arrangements for IFRS 9 are applied in the leverage ratio calculation. This calculation is in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks.
Our leverage ratio was 5.7% at 31 March 2022, up from 5.2% at 31 December 2021. The improvement was primarily due to the exclusion of central bank claims following the implementation of the UK leverage ratio framework on 1 January 2022. This was partly offset by a decline in tier 1 capital.
At 31 March 2022, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 0.8%, made up of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.1%. These buffers translated into capital values of $17.7bn and $2.5bn respectively. We exceeded these leverage requirements.
Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	155.6	311.9	155.4	78.6	701.5
Counterparty credit risk	1.0	0.6	38.8	0.5	40.9
Market risk	1.5	0.6	18.7	11.4	32.2
Operational risk	32.2	25.6	30.0	(0.1)	87.7
At 31 Mar 2022	190.3	338.7	242.9	90.4	862.3
At 31 Dec 2021	178.3	332.9	236.2	90.9	838.3
Risk-weighted assets (‘RWAs’) increased by $24.0bn during 1Q22, net of a decrease of $8.5bn due to foreign currency translation differences. The increase resulted from regulatory changes and lending growth, which more than offset reductions due to movements in book quality, model updates and disposals.
A $12.8bn increase in RWAs due to asset size movements mainly reflected CMB and GBM corporate loan growth, largely in Asia, the UK and Canada, which drove $9.3bn of additional RWAs. A rise in retail lending, mostly in Asia, generated $3.9bn of RWA growth. A $2.3bn rise in GBM counterparty credit risk RWAs was mainly due to higher volatility in Europe. Decreases in Corporate Centre credit risk and market risk RWAs partly offset these movements.
Book quality changes led to a $0.6bn fall in RWAs. A $1.1bn fall in RWAs in CMB was mostly caused by improved ratings in the UK and favourable changes in North America, which were partly offset in Hong Kong and mainland China due to credit migrations. A $0.9bn increase in Corporate Centre was predominantly related to exposures in Russia.
Methodology and policy changes led to an RWA increase of $23.4bn across the global businesses. Regulatory changes caused a rise of $27.1bn. These included revised IRB modelling requirements and the UK‘s implementation of the CRR II rules. These increases were partly offset by reductions due to risk parameter refinements in GBM, mostly in Europe and Asia, and the reversal of the beneficial changes to the treatment of software assets in Corporate Centre.
Other movements included the introduction of a counterparty credit risk equity model in GBM in Europe and our exit from mass market retail banking in the US through the sale of retail branches. These movements reduced RWAs by $3.1bn during 1Q22.
At 31 March 2022, our cumulative RWA saves as part of our transformation programme were $112bn. These included accelerated reductions of $9.6bn in 4Q19.
Regulatory developments
Changes will occur with the introduction of the remaining Basel III Reforms on which the PRA is expected to consult in the second half of 2022 for implementation from 1 January 2025. We currently do not foresee a material net impact on initial implementation. The RWA output floor under the Basel III reforms will be subject to a five-year transitional provision. Any impact from the output floor would be towards the end of the transition period.
Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments‘
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the tables in this section, including in the end point figures. At 31 March 2022, the add-back to CET1 capital amounted to $0.5bn under the standardised approach with a tax impact of $0.1bn. As a result, our CET1 ratio would fall to 14.0% without these arrangements.
For further details, refer to our Pillar 3 Disclosures at 31 March 2022, which are expected to be published on or around 6 May 2022.

26	HSBC Holdings plc Earnings Release 1Q22

Alternative performance measures

Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our financial statements starting on page 336 of the
Form 20-F for the year ended 31 December 2021. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.

Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’) and for impairment of goodwill and other intangible assets (net of tax), divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period.
Return on average tangible equity excluding significant items is annualised profit attributable to ordinary shareholders, excluding changes in PVIF and significant items (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

Return on average ordinary shareholders' equity and return on average tangible equity
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company	2,803	1,788	3,880
Impairment of goodwill and other intangible assets (net of tax)	4	591	—
Decrease/(increase) in PVIF (net of tax)	(183)	(6)	60
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and PVIF	2,624	2,373	3,940
Significant items (net of tax) and other adjustments[1]	640		683
Profit attributable to the ordinary shareholders, excluding goodwill impairment, PVIF and significant items	3,264		4,623
Equity
Average ordinary shareholders’ equity	174,858	175,783	174,923
Effect of goodwill, PVIF and other intangibles (net of deferred tax)	(17,844)	(17,831)	(17,523)
Average tangible equity	157,014	157,952	157,400
Fair value of own debt, DVA and other adjustments	2,357		1,641
Average tangible equity excluding fair value of own debt, DVA and other adjustments	159,371		159,041
Ratio	%	%	%
Return on average ordinary shareholders’ equity (annualised)	6.5	4.0	9.0
Return on tangible equity (annualised)	6.8	6.0	10.2
Return on tangible equity excluding significant items (annualised)[1]	8.3		11.8
1    Other adjustments includes entries relating to the timing of payments on additional tier 1 coupons.

HSBC Holdings plc Earnings Release 1Q22	27

Earnings Release – 1Q22

Return on average tangible equity by global business
	Quarter ended 31 Mar 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	1,160	1,792	1,210	4	4,166
Tax expense	(283)	(476)	(262)	298	(723)
Profit after tax	877	1,316	948	302	3,443
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(124)	(156)	(177)	(183)	(640)
Profit attributable to ordinary shareholders of the parent company	753	1,160	771	119	2,803
Decrease/(increase) in PVIF (net of tax)	(181)	(2)	—	—	(183)
Significant items (net of tax)	(26)	24	18	459	475
Other adjustments	1	(1)	—	169	169
Profit attributable to ordinary shareholders, excluding PVIF and significant items	547	1,181	789	747	3,264
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	32,220	39,439	39,068	48,644	159,371
RoTE excluding significant items (annualised) (%)	6.9	12.1	8.2	6.2	8.3

	Quarter ended 31 Mar 2021
Profit before tax	1,845	1,821	1,829	284	5,779
Tax expense	(409)	(520)	(448)	166	(1,211)
Profit after tax	1,436	1,301	1,381	450	4,568
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(182)	(179)	(188)	(139)	(688)
Profit attributable to ordinary shareholders of the parent company	1,254	1,122	1,193	311	3,880
Increase in PVIF (net of tax)	54	9	—	(3)	60
Significant items (net of tax)	55	(16)	87	411	537
Other adjustments	1	(1)	—	146	146
Profit attributable to ordinary shareholders, excluding PVIF and significant items	1,364	1,114	1,280	865	4,623
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	29,357	39,394	42,909	47,381	159,041
RoTE excluding significant items (annualised) (%)	18.8	11.5	12.1	7.4	11.8

Net asset value and tangible net asset value per ordinary share
Net asset value per ordinary share is total shareholders’ equity less non-cumulative preference shares and capital securities (‘total ordinary shareholders’ equity’), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.
Tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax) (‘tangible ordinary shareholders’ equity’), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	At
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Total shareholders’ equity	196,293	198,250	199,210
Preference shares and other equity instruments	(22,414)	(22,414)	(24,414)
Total ordinary shareholders’ equity	173,879	175,836	174,796
Goodwill, PVIF and intangible assets (net of deferred tax)	(18,046)	(17,643)	(17,439)
Tangible ordinary shareholders’ equity	155,833	158,193	157,357
Basic number of $0.50 ordinary shares outstanding	19,968	20,073	20,226
Value per share	$	$	$
Net asset value per ordinary share	8.71	8.76	8.64
Tangible net asset value per ordinary share	7.80	7.88	7.78

28	HSBC Holdings plc Earnings Release 1Q22

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers is the annualised adjusted ECL divided by adjusted average gross loans and advances to customers for the period.
The adjusted numbers are derived by adjusting reported ECL and loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	(642)	(450)	435
Currency translation		(1)	(15)
Adjusted ECL	(642)	(451)	420
Average gross loans and advances to customers	1,061,918	1,054,209	1,053,134
Currency translation	(6,029)	(12,209)	(26,073)
Average gross loans and advances to customers – at most recent balance sheet foreign exchange rates	1,055,889	1,042,000	1,027,061
Ratio	%	%	%
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	0.25	0.17	(0.17)

HSBC Holdings plc Earnings Release 1Q22	29

Earnings Release – 1Q22

Reconciliation of reported and adjusted results

Reconciliation of reported and adjusted results
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2022	2021	2021
	$m	$m	$m
Revenue[1]
Reported	12,464	11,989	12,986
Currency translation		(71)	(309)
Significant items	85	102	285
– customer redress programmes	2	7	(18)
– fair value movements on financial instruments[2]	162	(16)	239
– restructuring and other related costs[3]	(79)	112	66
– currency translation of significant items		(1)	(2)
Adjusted	12,549	12,020	12,962
Change in expected credit losses and other credit impairment charges
Reported	(642)	(450)	435
Currency translation		(1)	(15)
Adjusted	(642)	(451)	420
Operating expenses
Reported	(8,312)	(9,544)	(8,527)
Currency translation		47	213
Significant items	455	1,201	316
– customer redress programmes	4	25	(10)
– impairment of goodwill and other intangibles	—	587	—
– restructuring and other related costs	451	591	334
– currency translation of significant items		(2)	(8)
Adjusted	(7,857)	(8,296)	(7,998)
Share of profit/(loss) in associates and joint ventures
Reported	656	669	885
Currency translation		3	11
Adjusted	656	672	896
Profit before tax
Reported	4,166	2,664	5,779
Currency translation		(22)	(100)
Significant items[4]	540	1,303	601
– revenue	85	102	285
– operating expenses	455	1,201	316
Adjusted	4,706	3,945	6,280
Loans and advances to customers (net)
Reported	1,055,307	1,045,814	1,040,207
Currency translation		(11,913)	(23,512)
Adjusted	1,055,307	1,033,901	1,016,695
Customer accounts
Reported	1,709,685	1,710,574	1,650,019
Currency translation		(22,065)	(38,799)
Adjusted	1,709,685	1,688,509	1,611,220
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction commitments.
4    Tax on significant items at reported rates of foreign exchange was a charge of $65m in 1Q22 (4Q21: $101m, 1Q21: $74m).

30	HSBC Holdings plc Earnings Release 1Q22

Reconciliation of reported and adjusted results – global businesses
Analysis of significant items by global business is presented below.

Reconciliation of reported results to adjusted results – global businesses
	Quarter ended 31 Mar 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,322	3,534	4,027	(419)	12,464
Significant items	(91)	(1)	(15)	192	85
– customer redress programmes	2	—	—	—	2
– fair value movements on financial instruments[2]	(1)	(1)	(30)	194	162
– restructuring and other related costs[3]	(92)	—	15	(2)	(79)
Adjusted	5,231	3,533	4,012	(227)	12,549
ECL
Reported	(342)	12	(310)	(2)	(642)
Adjusted	(342)	12	(310)	(2)	(642)
Operating expenses
Reported	(3,828)	(1,754)	(2,507)	(223)	(8,312)
Significant items	54	30	38	333	455
– customer redress programmes	2	—	—	2	4
– restructuring and other related costs	52	30	38	331	451
Adjusted	(3,774)	(1,724)	(2,469)	110	(7,857)
Share of profit in associates and joint ventures
Reported	8	—	—	648	656
Adjusted	8	—	—	648	656
Profit before tax
Reported	1,160	1,792	1,210	4	4,166
Significant items	(37)	29	23	525	540
– revenue	(91)	(1)	(15)	192	85
– operating expenses	54	30	38	333	455
Adjusted	1,123	1,821	1,233	529	4,706
Loans and advances to customers (net)
Reported	487,572	354,695	212,615	425	1,055,307
Adjusted	487,572	354,695	212,615	425	1,055,307
Customer accounts
Reported	861,497	499,304	348,289	595	1,709,685
Adjusted	861,497	499,304	348,289	595	1,709,685
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction commitments.

HSBC Holdings plc Earnings Release 1Q22	31

Earnings Release – 1Q22

Reconciliation of reported and adjusted items – global businesses (continued)
	Quarter ended 31 Mar 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,693	3,349	4,215	(271)	12,986
Currency translation	(128)	(82)	(114)	15	(309)
Significant items	1	(18)	75	227	285
– customer redress programmes	1	(19)	—	—	(18)
– fair value movements on financial instruments[2]	—	(1)	12	228	239
– restructuring and other related costs[3]	—	2	65	(1)	66
– currency translation on significant items	—	—	(2)	—	(2)
Adjusted	5,566	3,249	4,176	(29)	12,962
ECL
Reported	18	230	190	(3)	435
Currency translation	(4)	(9)	(3)	1	(15)
Adjusted	14	221	187	(2)	420
Operating expenses
Reported	(3,874)	(1,759)	(2,576)	(318)	(8,527)
Currency translation	100	46	82	(15)	213
Significant items	66	2	29	219	316
– customer redress programmes	(12)	—	—	2	(10)
– restructuring and other related costs	80	3	29	222	334
– currency translation on significant items	(2)	(1)	—	(5)	(8)
Adjusted	(3,708)	(1,711)	(2,465)	(114)	(7,998)
Share of profit in associates and joint ventures
Reported	8	1	—	876	885
Currency translation	—	—	—	11	11
Adjusted	8	1	—	887	896
Profit before tax
Reported	1,845	1,821	1,829	284	5,779
Currency translation	(32)	(45)	(35)	12	(100)
Significant items	67	(16)	104	446	601
– revenue	1	(18)	75	227	285
– operating expenses	66	2	29	219	316
Adjusted	1,880	1,760	1,898	742	6,280
Loans and advances to customers (net)
Reported	474,260	343,623	221,223	1,101	1,040,207
Currency translation	(11,549)	(7,674)	(4,254)	(35)	(23,512)
Adjusted	462,711	335,949	216,969	1,066	1,016,695
Customer accounts
Reported	842,532	470,872	335,823	792	1,650,019
Currency translation	(18,885)	(11,087)	(8,790)	(37)	(38,799)
Adjusted	823,647	459,785	327,033	755	1,611,220
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.

32	HSBC Holdings plc Earnings Release 1Q22

Reconciliation of reported and adjusted items – global businesses (continued)
	Quarter ended 31 Dec 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[1]
Reported	5,301	3,387	3,374	(73)	11,989
Currency translation	(25)	(24)	(28)	6	(71)
Significant items	(9)	2	146	(37)	102
– customer redress programmes	6	1	—	—	7
– fair value movements on financial instruments[2]	—	—	15	(31)	(16)
– restructuring and other related costs[3]	(15)	1	131	(5)	112
– currency translation on significant items	—	—	—	(1)	(1)
Adjusted	5,267	3,365	3,492	(104)	12,020
ECL
Reported	(1)	(221)	(224)	(4)	(450)
Currency translation	(2)	1	—	—	(1)
Adjusted	(3)	(220)	(224)	(4)	(451)
Operating expenses
Reported	(4,687)	(1,805)	(2,763)	(289)	(9,544)
Currency translation	20	10	20	(3)	47
Significant items	672	30	76	423	1,201
– customer redress programmes	21	1	—	3	25
– impairment of goodwill and other intangibles	587	—	—	—	587
– restructuring and other related costs	63	29	77	422	591
– currency translation on significant items	1	—	(1)	(2)	(2)
Adjusted	(3,995)	(1,765)	(2,667)	131	(8,296)
Share of profit in associates and joint ventures
Reported	10	—	—	659	669
Currency translation	—	—	—	3	3
Adjusted	10	—	—	662	672
Profit before tax
Reported	623	1,361	387	293	2,664
Currency translation	(7)	(13)	(8)	6	(22)
Significant items	663	32	222	386	1,303
– revenue	(9)	2	146	(37)	102
– operating expenses	672	30	76	423	1,201
Adjusted	1,279	1,380	601	685	3,945
Loans and advances to customers (net)
Reported	488,786	349,126	207,162	740	1,045,814
Currency translation	(6,082)	(3,861)	(1,954)	(16)	(11,913)
Adjusted	482,704	345,265	205,208	724	1,033,901
Customer accounts
Reported	859,029	506,688	344,205	652	1,710,574
Currency translation	(10,575)	(6,404)	(5,068)	(18)	(22,065)
Adjusted	848,454	500,284	339,137	634	1,688,509
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc Earnings Release 1Q22	33

Earnings Release – 1Q22
Reconciliation of reported and adjusted risk-weighted assets
The following table reconciles reported and adjusted risk-weighted assets (‘RWAs’).

Reconciliation of reported and adjusted risk-weighted assets
	At 31 Mar 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	190.3	338.7	242.9	90.4	862.3
Adjusted[1]	190.3	338.7	242.9	90.4	862.3

	At 31 Dec 2021
Risk-weighted assets
Reported	178.3	332.9	236.2	90.9	838.3
Currency translation	(2.0)	(4.1)	(2.0)	(0.4)	(8.5)
Adjusted[1]	176.3	328.8	234.2	90.5	829.8

	At 31 Mar 2021
Risk-weighted assets
Reported	171.9	326.8	254.6	93.5	846.8
Currency translation	(3.6)	(7.7)	(4.3)	(0.9)	(16.5)
Adjusted[1]	168.3	319.1	250.3	92.6	830.3
1    Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and material significant items.
Reconciliation of reported and adjusted results – geographical regions
Analysis of significant items by geographical regions is presented below.

Reconciliation of reported results to adjusted results – geographical regions
	Quarter ended 31 Mar 2022
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	4,785	6,129	724	1,637	825	12,464
Significant items[2]	108	(67)	(1)	(101)	1	85
– customer redress programmes	2	—	—	—	—	2
– fair value movements on financial instruments[3]	184	(20)	(1)	(2)	1	162
– restructuring and other related costs[2,4]	(78)	(47)	—	(99)	—	(79)
Adjusted[2]	4,893	6,062	723	1,536	826	12,549
ECL
Reported	(329)	(311)	43	58	(103)	(642)
Adjusted	(329)	(311)	43	58	(103)	(642)
Operating expenses
Reported[2]	(4,178)	(3,694)	(380)	(1,142)	(554)	(8,312)
Significant items[2]	385	120	12	63	20	455
– customer redress programmes	4	—	—	—	—	4
– restructuring and other related costs[2]	381	120	12	63	20	451
Adjusted[2]	(3,793)	(3,574)	(368)	(1,079)	(534)	(7,857)
Share of profit in associates and joint ventures
Reported	(25)	680	(2)	—	3	656
Adjusted	(25)	680	(2)	—	3	656
Profit before tax
Reported	253	2,804	385	553	171	4,166
Significant items	493	53	11	(38)	21	540
– revenue[2]	108	(67)	(1)	(101)	1	85
– operating expenses[2]	385	120	12	63	20	455
Adjusted	746	2,857	396	515	192	4,706
Loans and advances to customers (net)
Reported	395,724	498,121	26,708	112,660	22,094	1,055,307
Adjusted	395,724	498,121	26,708	112,660	22,094	1,055,307
Customer accounts
Reported	665,604	794,717	43,873	174,376	31,115	1,709,685
Adjusted	665,604	794,717	43,873	174,376	31,115	1,709,685
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction commitments.

34	HSBC Holdings plc Earnings Release 1Q22

Reconciliation of reported to adjusted results – geographical regions (continued)
	Quarter ended 31 Mar 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	5,052	6,774	632	1,549	712	12,986
Currency translation[2]	(193)	(75)	(39)	—	(23)	(309)
Significant items	232	(23)	—	—	6	285
– customer redress programmes	(18)	—	—	—	—	(18)
– fair value movements on financial instruments[3]	236	2	—	—	1	239
– restructuring and other related costs[2,4]	17	(26)	—	—	5	66
– currency translation on significant items	(3)	1	—	—	—	(2)
Adjusted[2]	5,091	6,676	593	1,549	695	12,962
ECL
Reported	337	(32)	55	104	(29)	435
Currency translation	(8)	(1)	(5)	—	(1)	(15)
Adjusted	329	(33)	50	104	(30)	420
Operating expenses
Reported[2]	(4,527)	(3,694)	(388)	(1,169)	(482)	(8,527)
Currency translation[2]	152	39	23	—	20	213
Significant items	272	57	11	38	8	316
– customer redress programmes	(10)	—	—	—	—	(10)
– restructuring and other related costs[2]	287	59	11	38	9	334
– currency translation on significant items	(5)	(2)	—	—	(1)	(8)
Adjusted[2]	(4,103)	(3,598)	(354)	(1,131)	(454)	(7,998)
Share of profit in associates and joint ventures
Reported	135	710	38	—	2	885
Currency translation	(4)	15	—	—	—	11
Adjusted	131	725	38	—	2	896
Profit before tax
Reported	997	3,758	337	484	203	5,779
Currency translation	(53)	(22)	(21)	—	(4)	(100)
Significant items	504	34	11	38	14	601
– revenue[2]	232	(23)	—	—	6	285
– operating expenses[2]	272	57	11	38	8	316
Adjusted	1,448	3,770	327	522	213	6,280
Loans and advances to customers (net)
Reported	405,493	478,477	28,176	108,751	19,310	1,040,207
Currency translation	(19,391)	(2,912)	(1,626)	131	286	(23,512)
Adjusted	386,102	475,565	26,550	108,882	19,596	1,016,695
Customer accounts
Reported	643,162	756,498	41,916	182,576	25,867	1,650,019
Currency translation	(30,586)	(5,611)	(2,764)	146	16	(38,799)
Adjusted	612,576	750,887	39,152	182,722	25,883	1,611,220
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.

HSBC Holdings plc Earnings Release 1Q22	35

Earnings Release – 1Q22

Reconciliation of reported to adjusted results – geographical regions (continued)
	Quarter ended 31 Dec 2021
	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m
Revenue[1]
Reported[2]	5,191	5,933	681	1,553	796	11,989
Currency translation[2]	(42)	(11)	(20)	(2)	(2)	(71)
Significant items[2]	(22)	(53)	—	(14)	(1)	102
– customer redress programmes	7	—	—	—	—	7
– fair value movements on financial instruments[3]	(26)	9	—	1	—	(16)
– restructuring and other related costs[2,4]	(2)	(62)	—	(15)	(1)	112
– currency translation on significant items	(1)	—	—	—	—	(1)
Adjusted[2]	5,127	5,869	661	1,537	793	12,020
ECL
Reported	274	(528)	(28)	(19)	(149)	(450)
Currency translation	—	1	1	—	(3)	(1)
Adjusted	274	(527)	(27)	(19)	(152)	(451)
Operating expenses
Reported[2]	(4,810)	(3,979)	(401)	(1,323)	(1,196)	(9,544)
Currency translation[2]	35	6	7	2	3	47
Significant items[2]	392	181	18	179	623	1,201
– customer redress programmes	25	—	—	—	—	25
– impairment of goodwill and other intangibles	—	—	—	—	587	587
– restructuring and other related costs[2]	368	182	19	179	35	591
– currency translation on significant items	(1)	(1)	(1)	—	1	(2)
Adjusted[2]	(4,383)	(3,792)	(376)	(1,142)	(570)	(8,296)
Share of profit in associates and joint ventures
Reported	14	584	70	—	1	669
Currency translation	(2)	4	—	—	1	3
Adjusted	12	588	70	—	2	672
Profit before tax
Reported	669	2,010	322	211	(548)	2,664
Currency translation	(9)	—	(12)	—	(1)	(22)
Significant items	370	128	18	165	622	1,303
– revenue[2]	(22)	(53)	—	(14)	(1)	102
– operating expenses[2]	392	181	18	179	623	1,201
Adjusted	1,030	2,138	328	376	73	3,945
Loans and advances to customers (net)
Reported	397,090	492,525	26,375	108,717	21,107	1,045,814
Currency translation	(11,018)	(1,515)	(500)	668	452	(11,913)
Adjusted	386,072	491,010	25,875	109,385	21,559	1,033,901
Customer accounts
Reported	667,769	792,098	42,629	178,565	29,513	1,710,574
Currency translation	(18,483)	(3,385)	(1,338)	714	427	(22,065)
Adjusted	649,286	788,713	41,291	179,279	29,940	1,688,509
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

36	HSBC Holdings plc Earnings Release 1Q22

Additional information

Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2022 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 June 2022 to holders of record on 31 May 2022.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Tucker*, Rachel Duan†, Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.
*    Non-executive Group Chairman
†    Independent non-executive Director

Investor relations/media relations contacts
For further information contact:

Investor Relations                     Media Relations
UK – Richard O‘Connor                     UK – Gillian James
Telephone: +44 (0)20 7991 6590                 Telephone: +44 (0)20 7992 0516
Email: investorrelations@hsbc.com                 Email: pressoffice@hsbc.com

Hong Kong – Mark Phin                     UK – Heidi Ashley
Telephone: +852 2822 4908                     Telephone: +44 (0)20 7992 2045
Email: investorrelations@hsbc.com.hk                 Email: pressoffice@hsbc.com

Hong Kong – Jessica Lee
Telephone: +852 2822 1268
Email: aspmediarelations@hsbc.com.hk

HSBC Holdings plc Earnings Release 1Q22	37

Earnings Release – 1Q22

Terms and abbreviations

1Q21	First quarter of 2021
1Q22	First quarter of 2022
2Q22	Second quarter of 2022
4Q21	Fourth quarter of 2021
AIEA	Average interest-earning assets
BGF	Business Growth Fund, an investment firm that provides growth capital for small and mid-sized businesses in the UK and Ireland
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
DVA	Debt valuation adjustment
EBA	European Banking Authority
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in
IFRS 9 are applied
EEA	European Economic Area
Eonia	Euro Overnight Index Average
ESG	Environmental, social and governance
EU	European Union
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GLCM	Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IRB	Internal ratings-based
JV	Joint venture
LCR	Liquidity coverage ratio
Libor	London interbank offered rate
Long term	For our strategic goals, we define long term as five to six years, commencing 1 January 2020
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our strategic goals, we define medium term as three to five years, commencing 1 January 2020
MENA	Middle East and North Africa
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF
Revenue	Net operating income before ECL
RFR	Risk-free rate
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SABB	The Saudi British Bank
ServCo group	Separately incorporated group of service companies established in response to UK ring-fencing requirements
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars
Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

38	HSBC Holdings plc Earnings Release 1Q22

Earnings Release – 1Q20

Paste the following link into your web browser, to view the associated Data Pack PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/2844J_1-2022-4-25.pdf

39	HSBC Holdings plc Earnings Release 1Q20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Ewen Stevenson
Name:	Ewen Stevenson
Title:	Group Chief Financial Officer

Date: April 26, 2022